U N I T E D
                              _________________

                               COMMUNITY BANKS
                              _________________


                        NOTICE OF 1999 ANNUAL MEETING




                              _________________

                               PROXY STATEMENT
                              _________________






                         ANNUAL FINANCIAL STATEMENTS
                          AND REVIEW OF OPERATIONS

                           TABLE OF CONTENTS


                                                                    PAGE
                                                                    ----

    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS.......................    1

    PROXY STATEMENT................................................    2
        Security Holdings of Certain Beneficial Owners
          and Management...........................................    3
        Nomination and Election of Directors.......................    5
        Information About Nominees for Director....................    5
        Executive Compensation.....................................    7
        Section 16(a) Beneficial Ownership Reporting Compliance....    9
        Compensation Committee Interlocks and Insider
          Participation............................................    9
        Joint Report on Executive Compensation.....................   10
        Shareholder Return Performance Graph.......................   12
        Meetings and Committees of the Board of Directors..........   13
        Information Concerning United's Accountants................   13
        Shareholder Proposals......................................   13
        Other Matters that May Come Before the Meeting.............   13

    APPENDIX:  ANNUAL REPORT TO SHAREHOLDERS............................
        General Description of the Business/Forward
          Looking Information......................................  A-1
        Selected Financial Data....................................  A-2
        Management's Discussion and Analysis of Financial
          Condition and Results of Operations......................  A-3
        Market and Dividend Data................................... A-29
        Report of Independent Certified Public Accountants......... A-30
        Consolidated Balance Sheets - December 31, 1998 and 1997... A-31 Consolidated Statements of Income - For the Years
          Ended December 31, 1998, 1997 and 1996................... A-32
        Consolidated Statements of Comprehensive Income - For
          the Years Ended December 31, 1998, 1997 and 1996......... A-33
        Consolidated Statements of Changes in Stockholders'
          Equity - For the Years Ended December 31, 1998,
          1997 and 1996............................................ A-34
        Consolidated Statements of Cash Flows - For the Years
          Ended December 31, 1998, 1997 and 1996A-35 Notes to
          Consolidated Financial Statements........................ A-36

                                                        March 17, 1999

Dear Shareholder:

   It is my pleasure to invite you to attend the 1999 Annual Meeting of Shareholders of United Community Banks, Inc. which will be held April 15, 1999 at The Brasstown Valley Resort, Trackrock Amphitheater, Highway 515, Young Harris, Georgia at 2:30 p.m. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items of business which will be discussed during the meeting. A report to shareholders, containing certain financial information, is included as an appendix to the Proxy Statement.

   TO BE SURE THAT YOUR VOTE IS COUNTED, WE URGE YOU TO CAREFULLY REVIEW THE PROXY STATEMENT AND VOTE YOUR CHOICES ON THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE. If you wish to attend the meeting, any ballot that you submit at the meeting will supersede your proxy.

   On behalf of the management, employees and directors of United
Community Banks, Inc., I want to thank you for your continued support.

                                   Sincerely,

                                    /s/ Jimmy C. Tallent

                                   Jimmy C. Tallent,
                                   President and Chief Executive Officer

                     UNITED COMMUNITY BANKS, INC.
                            59 HIGHWAY 515
                             P.O. BOX 398
                      BLAIRSVILLE, GEORGIA  30512

          ___________________________________________________

               NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
          ___________________________________________________

                     TO BE HELD ON APRIL 15, 1999


   The annual meeting of shareholders of United Community Banks, Inc. ("United") will be held on April 15, 1999 at 2:30 p.m. at The
Brasstown Valley Resort, Trackrock Amphitheater, Highway 515, Young Harris, Georgia, for the purposes of considering and voting upon:

     1. The election of twelve directors to constitute the Board of Directors to serve until the next annual meeting and until their successors are elected and qualified;

     2. Such other matters as may properly come before the meeting or any adjournment thereof.

   Only shareholders of record at the close of business on March 1, 1999 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

   A Proxy Statement and a Proxy solicited by the Board of Directors are enclosed herewith. Please sign, date and return the Proxy promptly in the enclosed business reply envelope. If you attend the meeting you may, if you wish, withdraw your Proxy and vote in person.

   Also enclosed as an appendix to the Proxy Statement is a report to shareholders, including United's audited annual financial statements, management's discussion and analysis of financial condition and results of operations, selected financial data, market and dividend data and certain other matters.

                              By Order of the Board of Directors,

                               /s/Jimmy C. Tallent

                              Jimmy C. Tallent,
                              President and Chief Executive Officer

March 17, 1999

   _______________________________________________________________
  |                                                               |
  |  PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO    |
  |  THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT  |
  |  ATTEND PERSONALLY.                                           |
  |_______________________________________________________________|

                     UNITED COMMUNITY BANKS, INC.

                            59 Highway 515
                             P.O. Box 398
                      Blairsville, Georgia  30512
                         _____________________

                            PROXY STATEMENT
                         _____________________

   This Proxy Statement is furnished in connection with the solicitation of Proxies by the Board of Directors of United Community Banks, Inc. ("United") for use at the Annual Meeting of Shareholders of United to be held on April 15, 1999, and any adjournment thereof, for the purposes set forth in the accompanying notice of the meeting. The expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by United. Copies of solicitation materials may be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to beneficial owners of shares of United's common stock, and normal handling charges may be paid for such forwarding services. In addition to solicitations by mail, directors and regular employees of United may solicit Proxies in person or by telephone. It is anticipated that this Proxy Statement and the accompanying Proxy will first be mailed to shareholders on approximately March 22, 1999.

   At the meeting, shareholders will elect twelve directors that will serve a one-year term that will expire at the next annual meeting when their successors are elected and qualified.

   The record of shareholders entitled to vote at the Annual Meeting was taken as of the close of business on March 1, 1999. On that date, United had outstanding and entitled to vote 7,393,605 shares of common stock, par value $1.00 per share (the "Common Stock").

   Any Proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives oral notice of his or her election to vote in person, without compliance with any other formalities. In addition, any Proxy given pursuant to this solicitation may be revoked before the meeting by delivering an instrument revoking it or a duly executed Proxy bearing a later date to the Secretary of United. If the Proxy is properly completed and returned by the shareholder and is not revoked, it will be voted at the meeting in the manner specified thereon. If the Proxy is returned but no choice is specified thereon, it will be voted for all the persons named below under the caption "Information About Nominees For Director".

   The percentages outstanding of Common Stock are based on 7,686,609 shares of Common Stock, including 140,000 shares deemed outstanding pursuant to United's prime plus 1/4% Convertible Subordinated Payable-in-Kind Debentures due December 31, 2006 ("2006 Debentures") and presently exercisable options to acquire 153,004 shares.

   UNITED WILL FURNISH WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, INCLUDING FINANCIAL STATEMENTS AND SCHEDULES, TO ANY SHAREHOLDER OF RECORD OR ANY BENEFICIAL OWNER OF ITS COMMON STOCK AS OF MARCH 1, 1999 WHO REQUESTS A COPY OF SUCH REPORT. ANY REQUEST FOR THE FORM 10-K SHOULD BE IN WRITING AND ADDRESSED TO:

                              LOIS JONES
                            59 HIGHWAY 515
                             P.O. BOX 398
                      BLAIRSVILLE, GEORGIA  30512




     SECURITY HOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth as of February 15, 1999 beneficial ownership of United's Common Stock by, by each director or nominee, by each named executive officer and by all directors and officers as a group. As of February 15, 1999, there were no "persons" (as that term is defined by the SEC) known by United to be the beneficial owner of more than 5% of United's Common Stock other than indicated in the table below.

                                          NUMBER OF SHARES
                                                OWNED           PERCENT OF
          DIRECTORS AND NOMINEES            BENEFICIALLY          CLASS
          ----------------------          ----------------     -----------

          Jimmy C. Tallent                    159,886 <F1>         2.1%

          Billy M. Decker                     141,287 <F2>         1.8%

          Thomas C. Gilliland                 177,581 <F3>         2.3%

          Robert L. Head, Jr.                 672,743 <F4>         8.8%

          Charles E. Hill                     170,563 <F5>         2.2%

          Hoyt O. Holloway                     48,085 <F6>          *

          P. Deral Horne                       30,000 <F7>          *

          John R. Martin                       51,529               *

          Clarence W. Mason, Sr.               47,340 <F8>          *

          Zell B. Miller                        1,000               *

          W.C. Nelson, Jr.                    686,728 <F9>         8.9%

          Charles E. Parks                    102,109 <F10)        1.3%


          NAMED EXECUTIVE OFFICERS
          ------------------------
          Christopher J. Bledsoe ..........    23,422 <F12>         *

          Guy W. Freeman ..................    34,918 <F11>         *


          ALL DIRECTORS AND EXECUTIVE
          OFFICERS AS A GROUP (22 PERSONS)  2,420,844 <F13>       31.5%

          [FN]
          *     Less than one percent.
          <F1>  Includes 10,000 shares beneficially owned by Mr. Tallent pursuant to the 2006 Debentures and 28,250 shares beneficially owned by Mr. Tallent pursuant to currently-exercisable options.
          <F2>  Includes 10,000 shares beneficially owned by Mr. Decker pursuant to the 2006 Debentures and 10,900 shares beneficially owned by Mr. Decker pursuant to currently-exercisable options. Does not include 9,613 shares owned by Mr. Decker's wife, for which he disclaims beneficial ownership.
          <F3>  Includes 6,270 shares beneficially owned by Mr.
                Gilliland as custodian for his children, 10,000 shares beneficially owned pursuant to the 2006 Debentures and 16,950 shares beneficially owned pursuant to currently exercisable stock options.
          <F4>  Includes 96,555 shares beneficially owned by a trust over which Mr. Head has voting power and 10,000 shares owned pursuant to the 2006 Debentures. Does not include 16,965 shares owned by Mr. Head's wife, for which he disclaims beneficial ownership.
          <F5>  Includes 10,000 shares beneficially owned by Mr. Hill pursuant to the 2006 Debentures. Does not include 89,175 shares owned by Mr. Hill's wife, for which he disclaims beneficial ownership.
          <F6>  Includes 10,000 shares beneficially owned pursuant to the 2006 Debentures and 35,565 beneficially owned by Holloway Motors, Inc., a company 100% owned by Mr. Holloway. Does not include 485 shares owned by Mr. Holloway's wife, for which he disclaims beneficial ownership.
          <F7>  Includes 10,000 shares beneficially owned by Mr. Horne pursuant to the 2006 Debentures.
          <F8>  Includes 10,000 shares beneficially owned by Mr. Mason pursuant to the 2006 Debentures.
          <F9>  Includes 11,250 shares beneficially owned by a trust over which Mr. Nelson has voting power and 10,000 shares owned pursuant to the 2006 Debentures; does not include 12,035 shares owned by Mr. Nelson's wife, for which he disclaims beneficial ownership.
          <F10> Includes 10,000 shares beneficially owned by Mr. Parks pursuant to the 2006 Debentures.
          <F11> Includes 6,000 shares beneficially owned by Mr. Freeman pursuant to the 2006 Debentures and 15,400 shares beneficially owned by Mr. Freeman pursuant to currently-exercisable options.
          <F12> Includes 6,000 shares beneficially owned by Mr. Bledsoe pursuant to the 2006 Debentures and 11,300 shares beneficially owned by Mr. Bledsoe pursuant to currently-exercisable options.
          <F13> Includes currently exerciseable options to acquire
                116,902 shares and 116,000 shares beneficially owned pursuant to the 2006 Debentures.

                 NOMINATION AND ELECTION OF DIRECTORS
                             (Proposal 1)

   The Bylaws of United provide that the number of directors may range from eight to fourteen directors. The board of Directors of United has set the number of directors at twelve. The number of directors may be increased or decreased from the foregoing from time to time by the Board of Directors by amendment of the Bylaws, but no decrease shall have the effect of shortening the term of an incumbent director. The terms of office for directors continue until the next annual meeting and until their successors are elected and qualified.

   Each Proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the Proxy will be voted for the election of the nominees named below to constitute the entire Board of Directors. In the event that any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the Proxy be voted for more than twelve nominees. Management of United has no reason to believe that any nominee will not serve if elected. All of the nominees are currently directors of United.

   Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election at a meeting at which a quorum is present. A quorum is present when the holders of a majority of the shares outstanding on the record date are present at a meeting in person or by proxy. An abstention and a broker non-vote would be included in determining whether a quorum is present at a meeting, but would not have an effect on the outcome of a vote.


                INFORMATION ABOUT NOMINEES FOR DIRECTOR

   The following information as of December 31, 1998 has been furnished by the respective nominees for director. Except as otherwise indicated, each nominee has been or was engaged in his present or last principal employment, in the same or a similar position, for more than five years.

                                                 INFORMATION                         DIRECTOR OF
         NAME (AGE)                             ABOUT NOMINEE                        UNITED SINCE
         ----------                             -------------                        ------------
Jimmy C. Tallent..........   President and Chief Executive Officer of United             1987
   (46)

Billy M. Decker              Senior Vice President and Secretary of United               1988
   (55)

Thomas C. Gilliland.......   Executive Vice President of United and President            1992
   (50)                         of Peoples Bank of Fannin County

Robert L. Head, Jr........   Chairman of the Board of Directors of United;               1988
   (59)                         Owner of Head Construction Company, Head-
                                Westgate Corp.,  and Mountain Building
                                Supply in Blairsville, Georgia

Charles E. Hill              Director of United; Retired Director of                     1988
   (61)                         Pharmacy at Union General Hospital in
                                Blairsville, Georgia.

Hoyt O. Holloway..........   Director of United; owner of H&H Farms, a                   1993
   (58)                         poultry farm in Blue Ridge, Georgia.

P. Deral Horne............   Director of United; owner of Mountain and                   1992
   (71)                         Valley Properties, a land development and
                                sales business in Murphy, North Carolina.

John R. Martin............   Director of United; Owner of John Martin                    1997
   (48)                         Construction and of several mini-warehouse
                                facilities in northeast Georgia and western
                                South Carolina;  registered pharmacist.

Clarence W. Mason, Sr. ...   Director of United; Owner of Mason Tractor, in              1992
   (61)                         Blue Ridge, Georgia.

Zell B. Miller............   Director of United; Governor of Georgia from                1999
   (67)                         1991 to 1998.

W. C. Nelson, Jr..........   Vice Chairman of the Board of United; Owner                 1988
   (55)                         of Nelson Tractor Company in Blairsville,
                                Georgia.

Charles E. Parks..........   Director of United; Former Owner of Parks                   1997
   (69)                         Lumber Co, Murrayville, Georgia.

___________________________________________________________________________

   There are no family relationships between any director, executive officer or nominee for director of United or any of its subsidiaries.
___________________________________________________________________________





                        EXECUTIVE COMPENSATION

   The table below sets forth the annual and other compensation paid by United and its bank subsidiaries to the following persons who served in the designated offices during 1998: Jimmy C. Tallent, President and Chief Executive Officer of United and UCB, Billy M. Decker, Senior Vice President and Secretary of United, Guy Freeman, President and Chief Executive Officer of Carolina and Senior Vice President of United, Thomas C. Gilliland, President and Chief Executive Officer of Peoples and Executive Vice President of United, Christopher J. Bledsoe, Senior Vice President and Chief Financial Officer of United and UCB (individually a "Named Executive Officer, collectively, the "Named Executive Officers").

                                                                                              Long-Term
                                                 Annual Compensation                         Compensation
                                      --------------------------------------------------   ----------------
                                                                                              Securities              All
        Name and Principal Offices                                                            Underlying             Other
             Held During 1998            Year     Salary       Bonus        Other               Options           Compensation
        --------------------------     -------  ----------  -----------  ------------        ------------      ------------------

Jimmy C. Tallent....................     1998    $231,125     $100,000    $36,900 <F1>           8,750             $29,118 <F2>
   President and Chief Executive         1997    $215,000     $ 90,000    $32,875 <F1>           8,750             $27,058
   Officer of United and UCB             1996    $188,650     $ 65,000    $10,000 <F1>           8,750             $23,781

Thomas C. Gilliland.................     1998    $165,000     $ 45,000    $ 5,400 <F1>           5,250             $ 8,250 <F3>
   President and Chief Executive         1997    $157,500     $ 42,500    $ 5,400 <F1>           5,250             $13,388
   Officer of Peoples; Executive         1996    $142,188     $ 35,000    $ 6,400 <F1>           5,250             $12,086
   Vice President of United

Billy M. Decker.....................     1998    $121,450     $ 30,000    $18,600 <F1>           2,500             $14,817 <F3>
   Senior Vice President and             1997    $117,700     $ 30,000    $18,600 <F1>           3,500             $14,359
   Secretary of United                   1996    $107,500     $ 35,500    $10,000 <F1>           3,500             $13,115

Guy W. Freeman......................     1998    $158,550     $ 50,000    $ 7,300 <F1>           4,000             $19,343 <F3>
   President and Chief Executive         1997    $138,200     $ 40,000    $ 7,000 <F1>          10,000             $16,982
   Officer of Carolina; Senior Vice      1996    $117,500     $ 20,000    $ 3,850 <F1>           3,500             $14,335
   President of United

Christopher J. Bledsoe..............     1998    $116,250     $27,500         --                 3,500             $14,183 <F3>
   Senior Vice President and Chief       1997    $102,500     $25,000         --                 3,500             $12,505
   Financial Officer of United and UCB   1996    $ 91,500     $20,500         --                 3,500             $11,163

__________________________________

   [FN]
   <F1>  Directors' fees for service on United's bank subsidiaries'
         boards of directors. Other perquisites do not meet the Securities and Exchange Commission threshold for disclosure, is the lesser of $50,000 or 10% of the total salary and bonus for any named executive.
   <F2>  Represents a contribution by United of $28,197 on behalf of
         Mr. Tallent to United's Profit Sharing Plan and insurance premiums of $921 paid by UCB on behalf of Mr. Tallent on a life insurance policy.
   <F3>  Represents United's contribution on behalf of the named individual to United's Profit Sharing Plan.

   United has never granted restricted stock, stock appreciation rights or similar awards to any of its present or past executive officers, other than awards of stock options under the United
Community Banks Key Employee Stock Option Plan.

   Directors of United, other than a President or Vice President of a bank subsidiary who serves on United's Board of Directors, received $1,250 per board meeting attended during 1998. Certain members of United's Board of Directors also serve as members of one or more of the Boards of Directors of United's bank subsidiaries, for which they are compensated by the bank subsidiaries.

OPTION GRANTS IN LAST FISCAL YEAR

   The following table sets forth information concerning stock options granted to the Named Executive Officers under the Plan during fiscal year 1998 and the projected value of those options at assumed annual rates of appreciation.

______________________________________________________________________________________________________________
                                                                                |                             |
                                                                                |    Potential Realizable     |
                                                                                |           Value             |
                         Individual Grants                                      |   at Assumed Annual Rates   |
                                                                                |       of Stock Price        |
                                                                                |        Appreciation         |
                                                                                |         for Option          |
                                                                                |          Term <F2>          |
________________________________________________________________________________|_____________________________|
|                          |                |                    |              | |           |               |
|                          |   Number of    |                    |              | |           |               |
|                          |   Securities   |  Percent of Total  |              | |           |               |
|                          |   Underlying   |  Options Granted   |              | |           |               |
|                          |    Options     |  to Employees in   |  Expiration  | |           |               |
|       Name               |  Granted <F1>  |     Fiscal Year    |     Date     | |     5%    |     10%       |
|__________________________|________________|____________________|______________|_|___________|_______________|
|                          |                |                    |              | |           |               |
|  Jimmy C. Tallent        |     8,750      |        16%         |    1/1/08    | |  $165,085 |   $418,357    |
|__________________________|________________|____________________|______________|_|___________|_______________|
|                          |                |                    |              | |           |               |
|  Thomas C. Gilliland     |     5,250      |         9%         |    1/1/08    | |  $ 99,051 |   $251,014    |
|__________________________|________________|____________________|______________|_|___________|_______________|
|                          |                |                    |              | |           |               |
|  Billy M. Decker         |     2,500      |         5%         |    1/1/08    | |  $ 47,167 |   $119,531    |
|__________________________|________________|____________________|______________|_|___________|_______________|
|                          |                |                    |              | |           |               |
|  Guy W. Freeman          |     4,000      |         7%         |    1/1/08    | |  $ 75,467 |   $191,249    |
|__________________________|________________|____________________|______________|_|___________|_______________|
|                          |                |                    |              | |           |               |
|  Christopher J. Bledsoe  |     3,500      |         6%         |    1/1/08    | |  $ 66,034 |   $167,343    |
|__________________________|________________|____________________|______________|_|___________|_______________|

__________________________
[FN]
<F1>  20% of the options were vested at the date of grant and an additional 20% vest at each of the first four anniversaries of the date of grant. Exercise price of the options is $30.00 per share, the fair market value on the date of grant of the options.
<F2>  "Potential Realizable Value" is disclosed in response to SEC regulations that require such disclosure for illustration only.
      The values disclosed are not intended to be, and should not be interpreted as, representations or projections of the future value of United's Common Stock or of the stock price. Amounts are calculated at 5% and 10% assumed appreciation of the value of the Common Stock (compounded annually over the option term) and are not intended to forecast actual expected future appreciation, if any, of the Common Stock. The potential realizable value to the optionee is the difference between the exercise price and the appreciated stock price at the assumed annual rates of appreciation multiplied by the number of shares underlying the options.

OPTION FISCAL YEAR-END VALUES

   Shown below is information with respect to unexercised options to purchase the Common Stock granted under the Plan to the Named
Executive Officers and held by them at December 31, 1998. No options were exercised during 1998 by a Named Executive Officer.

___________________________________________________________________________________________
|                                                                                          |
|                             Fiscal Year-End Option Values                                |
|__________________________________________________________________________________________|

____________________________________________________________________________________________
|                         |                                  |                             |
|                         |                                  |   Value of Unexercised in   |
|                         |   Number of Unexercised          |    the Money Options at     |
|                         |   Options at Fiscal Year End     |   Fiscal Year End ($)<F1>   |
|          Name           |   Exercisable/Unexercisable (#)  |  Exercisable/Unexercisable  |
|_________________________|__________________________________|_____________________________|
|                         |                                  |                             |
| Jimmy C. Tallent        |         23,000/15,750            |       $571,000/241,500      |
|_________________________|__________________________________|_____________________________|
|                         |                                  |                             |
| Thomas C. Gilliland     |          13,800/9,540            |       $342,600/144,900      |
|_________________________|__________________________________|_____________________________|
|                         |                                  |                             |
| Billy M. Decker         |           9,000/5,500            |       $226,400/88,600       |
|_________________________|__________________________________|_____________________________|
|                         |                                  |                             |
| Guy W. Freeman          |         11,900/10,600            |       $276,200/170,800      |
|_________________________|__________________________________|_____________________________|
|                         |                                  |                             |
| Christopher J. Bledsoe  |           9,200/6,300            |       $228,400/96,600       |
|_________________________|__________________________________|_____________________________|

___________________
[FN]
<F1> Based on $40.00 per share, the last sale price known to United during 1998.  United's Common Stock is not publicly traded.

        SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires United's executive officers, directors and persons who own more than ten percent (10%) of United's Common Stock to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership. Based solely on its review of the forms filed with the SEC and representations of reporting persons, United believes that everyone who was an executive officer, director or greater than 10% beneficial owner at any time during 1998 complied with all filing requirements applicable to them during 1998.


      COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors of United reviewed the compensation of Messrs. Tallent, Gilliland, Freeman, Decker and Bledsoe and of United's other executive officers for the 1998 fiscal year. Although all members of the Board of Directors participated in deliberations regarding the salaries of executive officers, none of such officers participated in any decisions regarding his own compensation as an executive officer.

     Mr. Robert L. Head, Jr., Chairman of the Board of Directors of United, is the owner of a construction company that United and two of its bank subsidiaries engaged during the course of the year to perform various construction projects totaling approximately $2.0 million.

   The Banks have had, and expect to have in the future, banking transactions in the ordinary course of business with directors and officers of United and their associates, including corporations in which such officers or directors are shareholders, directors and/or officers, on the same terms (including interest rates and collateral)



as those prevailing at the time for comparable transactions with unaffiliated third parties. Such transactions have not involved more than the normal risk of collectability or presented other unfavorable features.

                JOINT REPORT ON EXECUTIVE COMPENSATION

GENERAL

   Under rules established by the SEC, United is required to provide certain information with respect to compensation provided to United's President and Chief Executive Officer and to United's other executive officers. The SEC regulations require a report setting forth a description of United's executive compensation policy in general and the considerations that led to the compensation decisions affecting Messrs. Tallent, Gilliland, Decker, Freeman and Bledsoe. In fulfillment of this requirement, the Board of Directors and Compensation Committee has prepared the following report for inclusion in this Proxy Statement.

   The fundamental policy of United's compensation program is to offer competitive compensation and benefits for all employees, including the President and Chief Executive Officer and the other officers of United, in order to compete for and retain talented personnel who will lead United in achieving levels of financial performance which enhance shareholder value. United's executive compensation package historically has consisted of salary, annual incentive compensation, matching profit sharing contributions and other customary fringe benefits. The grant of stock options under the Plan is also a part of United's compensation package for certain executive officers, including the Named Executive Officers.

SALARY

   All members of the Board of Directors of United participated in deliberation regarding salaries of executive officers. Although subjective in nature, factors considered by the Board in setting the salaries of executive officers (other than Mr. Tallent) were Mr. Tallent's recommendations, compensation paid by comparable banks to their executive officers (although such information was obtained informally and United did not attempt to pay any certain percentage of salary for comparable positions with other banks), each executive officer's performance, contribution to United, tenure in his or her position, and internal comparability considerations. The Board of Directors set the salary of Mr. Tallent based on Mr. Tallent's salary during the preceding fiscal year, his tenure, the salaries of chief executive officers of comparable banks (although such information was obtained informally and United did not attempt to pay any certain percentage of salary for a comparable position with other banks) and the increase in earnings of United in recent years. The Board did not assign relative weights to the factors considered in setting salaries of executive officers, including Mr. Tallent.

ANNUAL INCENTIVE COMPENSATION

   Annual incentive compensation for 1998, paid in the form of a cash bonus during the fourth quarter of the fiscal year, was based on annual financial results of United's bank subsidiaries, including general targets with respect to net income and return on average assets. Cash bonuses were granted by the Board to Mr. Tallent, and the Board set a range of bonuses (based on a percentage of salary) for all employees other than Mr. Tallent, within which range Mr. Tallent determined each officer's bonus, based on individual performance.

KEY EMPLOYEE STOCK OPTION PLAN

   Options to acquire 55,500 shares of Common Stock were awarded under the Plan in fiscal 1998, including options to acquire 24,000 shares of Common Stock awarded to the Named Executive Officers by the Compensation Committee.

               UNITED COMMUNITY BANKS, INC. BOARD OF DIRECTORS

          Jimmy C. Tallent               P. Deral Horne
          Billy M. Decker                John R. Martin
          Thomas C. Gilliland            Clarence W. Mason, Sr.
          Robert L. Head, Jr.            Zell B. Miller
          Charles E. Hill                W. C. Nelson, Jr.
          Hoyt O. Holloway               Charles E. Parks


              COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

          Robert L. Head, Jr.            John R. Martin
          Charles E. Hill                Clarence W. Mason, Sr.
          Hoyt O. Holloway               Zell B. Miller
          P. Deral Horne                 W. C. Nelson, Jr.
          Charles E. Parks




                   SHAREHOLDER RETURN PERFORMANCE GRAPH

   Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on United's Common Stock against the cumulative total return on The Nasdaq Stock Market (U.S. Companies) Index and The Nasdaq Bank Stocks Index for the period of five fiscal years commencing January 1, 1994 and ending on December 31, 1998. This graph was prepared at United's request by Research Data Group, San Francisco, California. United's Common Stock is not publicly traded; therefore, the total shareholder return is based on stock trades known to United during the periods presented.


                     COMPARISON OF 5 YEAR CUMULATIVE
                               TOTAL RETURN*
                     AMONG UNITED COMMUNITY BANKS, INC.
                    THE NASDAQ STOCK MARKET (U.S.) INDEX
                          AND THE NASDAQ BANK INDEX


                   _______________________________________



                            GRAPHICS APPEARS HERE


                   _______________________________________


                 * $100 INVESTED ON 12/31/93 IN STOCK OR INDEX -
                   INCLUDING REINVESTMENT OF DIVIDENDS.
                   FISCAL YEAR ENDING DECEMBER 31.

_____________________________________________________________________________________________
|                                  |  |                                                     |
|                                  |  |                        CUMULATIVE TOTAL RETURN      |
|__________________________________|__|_____________________________________________________|
|                                  |  |        |        |        |        |        |        |
|                                  |  |  12/93 |  12/94 |  12/95 |  12/96 |  12/97 |  12/98 |
|__________________________________|__|________|________|________|________|________|________|
|                                  |  |        |        |        |        |        |        |
| UNITED COMMUNITY BANKS, INC.     |  |   100  |   157  |   253  |   333  |   479  |   641  |
|__________________________________|__|________|________|________|________|________|________|
|                                  |  |        |        |        |        |        |        |
| NASDAQ STOCK MARKET (U.S.)       |  |   100  |    98  |   138  |   170  |   209  |   293  |
|__________________________________|__|________|________|________|________|________|________|
|                                  |  |        |        |        |        |        |        |
| NASDAQ BANK                      |  |   100  |   100  |   148  |   196  |   328  |   325  |
|__________________________________|__|________|________|________|________|________|________|

          MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    The United Board of Directors held four meetings during 1998.
All of the directors attended at least seventy- five percent (75%) of the meetings of the Board and meetings of the committees of the Board on which they sat that were held during their tenure as directors.

   The Board of Directors does not have a standing audit or nominating committee. The compensation committee of the Board of Directors is comprised of all members of the Board who are not employees of the bank subsidiaries of United. The compensation committee makes compensation decisions for executive officers and key employees and administers the Plan.


              INFORMATION CONCERNING UNITED'S ACCOUNTANTS

   Porter Keadle Moore, LLP ("Porter Keadle") was the principal independent public accountant for United during the year ended December 31, 1998. Representatives of Porter Keadle are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. United anticipates that Porter Keadle will be United's accountants for the current fiscal year.


                         SHAREHOLDER PROPOSALS

   Proposals of shareholders intended to be presented at United's 2000 annual meeting must be received by December 12, 1999 and otherwise must comply with United's bylaws in order to be eligible for inclusion in United's Proxy Statement and Proxy for that meeting.

            OTHER MATTERS THAT MAY COME BEFORE THE MEETING

   Management of United knows of no matters other than those stated above that are to be brought before the meeting. If any other matters should be presented for consideration and voting, however, it is the intention of the persons named as proxies in the enclosed Proxy to vote in accordance with their judgment as to what is in the best interest of United.


                                   By Order of the Board of Directors,

                                    /s/ Jimmy C. Tallent

                                   Jimmy C. Tallent
                                   President and Chief Executive Officer




                             COMMON STOCK
                    OF UNITED COMMUNITY BANKS, INC.

                THIS PROXY IS SOLICITED BY THE BOARD OF
        DIRECTORS FOR THE 1999 ANNUAL MEETING OF SHAREHOLDERS.


          This undersigned hereby appoints Jimmy C. Tallent or Robert
L. Head, Jr. the proxy of the undersigned to vote the Common Stock of the undersigned at the Annual Meeting of Shareholders of UNITED COMMUNITY BANKS, INC. to be held on April 15, 1999, and any adjournment thereof.
     __
1. |__| FOR all nominees for director listed below (except as indicated to the contrary):

JIMMY C. TALLENT; BILLY M. DECKER; THOMAS C. GILLILAND; ROBERT L.
HEAD, JR.; CHARLES E. HILL; HOYT O. HOLLOWAY; P. DERAL HORNE; JOHN R. MARTIN; CLARENCE W. MASON, SR.; ZELL B. MILLER; W. C. NELSON, JR.; CHARLES E. PARKS

(INSTRUCTION:  TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL
NOMINEE, WRITE THAT NOMINEE'S NAME ON THE SPACE PROVIDED BELOW)

_________________________________________________________________________

     __
2.  |__|  WITHHOLD AUTHORITY to vote for all nominees listed above.

     In accordance with their best judgment with respect to any other matters that may properly come before the meeting.


THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE ELECTION AS DIRECTORS OF THE PERSONS NAMED IN THE PROXY AND UNLESS INSTRUCTIONS TO THE
CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THIS PROXY WILL BE SO
VOTED.



                              ________________________________________
                              Please sign this Proxy exactly as name
                              appears on the Proxy.

                              Note:  When signing as an attorney,
                              trustee, administrator or guardian,
                              please give your title as such.  In the
                              case of joint tenants, each joint owner
                              must sign.

                              Date: __________________________________

                  GENERAL DESCRIPTION OF THE BUSINESS

     United Community Banks, Inc. ("United") was incorporated under the laws of Georgia in 1987 and commenced operations in 1988 by acquiring 100% of the outstanding shares of Union County Bank, now known as United Community Bank ("UCB"). United is a bank holding company registered under the Bank Holding Company Act of 1956. All of United's activities are currently conducted by its wholly-owned subsidiaries: UCB, which was organized as a Georgia banking corporation in 1950; Carolina Community Bank, Murphy, North Carolina ("Carolina"), which United acquired in 1990; Peoples Bank of Fannin County, Blue Ridge, Georgia ("Peoples"), which United acquired in 1992; Towns County Bank, Hiawassee, Georgia ("Towns"), which United also acquired in 1992; White County Bank, Cleveland, Georgia ("White"), which United acquired in 1995; and First Clayton Bank and Trust ("First Clayton"), which United acquired in 1997. UCB, Carolina, Peoples, Towns, White and First Clayton are collectively referred to in this report as the "Banks". United also operates two consumer finance companies - United Family Finance Co., which operates two offices in Georgia, and United Family Finance Co. of North Carolina, which operates two offices in North Carolina. In this report, both United Family Finance Co. and United Family Finance Co. of North Carolina are collectively referred to as ("Finance").

     The Banks are community-oriented, and offer a full range of retail and corporate banking services, including checking, savings and time deposit accounts, secured and unsecured loans, wire transfers, trust services and rental of safe deposit boxes. As of December 31,
1998, the Banks operated a total of 27 locations.   In order to
emphasize the commitment to community banking, both UCB and Peoples operate branches under trade names that are closely identified with the communities in which they are located. UCB operates two branches in Lumpkin County, Georgia, under the trade name "United Community Bank of Lumpkin County" and two branches in Habersham County, Georgia, under the trade name "First Bank of Habersham." Peoples operates one branch in Gilmer County, Georgia, under the trade name of "United Community Bank of Gilmer County." The operation of bank branches under trade names is permissible under current state and federal banking regulations and requires certain customer disclosures, which both UCB and Peoples provide.

     The Mortgage People Company ("MPC"), a division of UCB, is a full-service retail mortgage lending operation approved as a seller/servicer for Federal National Mortgage Association and Federal Home Mortgage Corporation. MPC was organized to provide fixed and adjustable-rate mortgages. During 1998, MPC originated $145 million of residential mortgage loans for the purchase of homes and to refinance existing mortgage debt, of which substantially all were sold into the secondary market with no recourse to MPC.

     On January 21, 1999, United entered into a definitive agreement to acquire the stock of Adairsville Bancshares, Inc. ("Adairsville")
in  Bartow County, Georgia.   This acquisition was closed on March 15,
1999 and was accounted for as a purchase transaction.   As of December
31, 1998, Adairsville had $37.1 million of total assets and $4.0 million of total equity.

                    FORWARD LOOKING STATEMENTS

     The following Management's Discussion and Analysis contains forward-looking statements under the Private Securities Litigation
Reform Act of 1995 that involve risks and uncertainties.    Although
United believes that the assumptions underlying the forward-looking statements contained in the discussion are reasonable, any of the assumptions could be inaccurate, and therefore, no assurance can be made that any of the forward-looking statements included in this
discussion will be accurate.   Factors that could cause actual results
to differ from results discussed in forward-looking statements include, but are not limited to: economic conditions (both generally and in the markets where United operates); competition from other providers of financial services offered by United; government regulation and legislation; changes in interest rates; material unforeseen changes in the financial stability and liquidity of United's credit customers; material unforeseen complications related to the Year 2000 issues for United, its suppliers, customers and governmental agencies; and other risks detailed in United's filings with the Securities and Exchange Commission, all of which are difficult to predict and which may be beyond the control of United. United undertakes no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.

                                           SELECTED FINANCIAL DATA
                               (in thousands, except per share data and ratios)

                                                      1998          1997        1996        1995        1994
                                             ----------------------------------------------------------------
FOR THE YEAR
Net interest income                          $         52,499      43,232      33,815      25,015      20,067
Provision for loan losses                               2,372       2,634       1,597       1,116         998
Non-interest income                                     8,711       6,980       5,666       4,523       3,962
Non-interest expense                                   41,098      32,077      24,843      19,204      15,125
Income taxes                                            5,588       4,766       4,114       2,549       2,205
Net income                                   $         12,152      10,735       8,927       6,669       5,701

PER COMMON SHARE
Net income - basic                           $           1.64        1.47        1.29        1.03        0.91
Net income - diluted                                     1.62        1.46        1.26        1.01        0.89
Cash dividends declared                                  0.15        0.10        0.10        0.08        0.09
Book value                                   $          11.73       10.17        8.14        7.09        5.56

AT YEAR END
Loans                                        $        999,871     823,324     634,574     474,857     354,521
Earning assets                                      1,386,977   1,049,159     824,476     659,548     458,446
Assets                                              1,498,599   1,153,367     886,103     712,298     496,527
Deposits                                            1,163,124     977,079     773,300     637,832     427,998
Stockholders' equity                         $         86,750      75,113      57,675      49,207      34,871
Common shares outstanding                                           7,385       7,085       6,945       6,275

AVERAGE BALANCES
Loans                                        $        899,957     733,551     545,449     423,953     332,793
Earning assets                                      1,181,635     960,346     723,994     565,523     429,152
Assets                                              1,272,994   1,024,730     783,509     607,877     464,767
Deposits                                            1,077,605     894,200     695,391     538,518     408,645
Stockholders' equity                         $         80,180      66,333      53,472      42,110      32,463
Weighted average shares outstanding                     7,392       7,301       6,919       6,499       6,275

KEY PERFORMANCE RATIOS
Return on average assets                                0.95%       1.05%       1.14%       1.10%       1.23%
Return on average stockholders' equity                 15.16%      16.18%      16.69%      15.84%      17.56%
Net interest margin, taxable equivalent                 4.58%       4.64%       4.85%       4.64%       4.93%
Efficiency ratio                                       68.04%      64.84%      62.93%      65.01%      62.92%
Dividend payout ratio                                   9.13%       6.51%       7.58%       8.82%       9.89%
Average equity to average assets                        6.30%       6.47%       6.82%       6.93%       6.98%


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     United is a bank holding company registered under the Bank Holding Company Act of 1956 and was incorporated under the laws of the state of Georgia in 1987. All of United's activities are currently conducted by its wholly-owned subsidiaries: UCB, which was organized as a Georgia banking corporation in 1950; Carolina, which United acquired in 1990; Peoples, which United acquired in 1992; Towns, which United also acquired in 1992; White which United acquired in 1995; and First Clayton, which United acquired in 1997. Collectively, these banking institutions are referred to in this report as the "Banks."
In addition, United owns two consumer finance companies: United Family Finance Co. and United Family Finance Co. of North Carolina (collectively, "Finance").

     At December 31, 1998, United had total consolidated assets of $1.50 billion, total loans of $996 million, total deposits of $1.16 billion and stockholders' equity of $86.8 million. United's net income for 1998 was $12.2 million, an increase of $1.4 million, or 13.2%, from 1997. Diluted income per common share increased to $1.62 in 1998, from $1.46 in 1997.

     The following discussion is intended to provide insight into the financial condition and results of operations of United and should be read in conjunction with the consolidated financial statements and accompanying notes.


Expansions since December 31, 1997

     On January 21, 1999, United entered into a definitive agreement to acquire the stock of Adairsville Bancshares, Inc. ("Adairsville")
in Bartow County, Georgia.   This acquisition was closed on March 15,
1999 and was accounted for as a purchase transaction.   As of December 31,
1998, Adairsville had $37.1 million of total assets and $4.0 million of total equity.

     Effective January 30, 1998, Peoples assumed deposits totaling $23.4 million and purchased certain assets totaling $3.7 million of a branch bank located in Ellijay, Georgia. This office is operated under the trade name of United Community Bank of Gilmer County.

     Three de novo branch offices of the Banks were opened for business during 1998. Carolina opened offices in Etowah and Cherokee, North Carolina, and UCB opened a branch in Clarkesville, Georgia, which is operated under the trade name of First Bank of Habersham.

     Management intends to evaluate opportunities for de novo expansion into new markets and in the current market area of the Banks. A new branch office of UCB located in Murrayville, Georgia, is scheduled to open during the third quarter of 1999 and will be operated under the trade name of United Community Bank of Hall County. Subsequent to December 31, 1998, Carolina acquired a bank facility in Brevard, North Carolina, and filed for necessary regulatory approvals to commence operation of a full-service branch office. In addition, Peoples has filed for regulatory approval to open a second branch in Ellijay, Georgia.

Expansions prior to December 31, 1997

     Effective September 12, 1997, United completed the acquisition of First Clayton Bank and Trust in Clayton, Georgia. United issued
646,257 shares of its common stock and paid approximately $7,000 for fractional shares in connection with this acquisition. The acquisition was accounted for as a pooling of interests.

     In addition to the purchase of First Clayton, United expanded its market area during 1997 and 1996, primarily through de novo branching and purchasing of existing branch bank offices. Carolina created de novo branch offices in the Western North Carolina cities of Brevard during 1997 and Bryson City and Cashiers in 1996.

     Effective July 1, 1996, the Georgia bank branching laws were amended to permit subsidiary banks of Georgia bank holding companies to branch in an aggregate of three additional locations prior to July 1, 1998, after which time statewide branching is permitted. On July 1, 1996, UCB changed its name from Union County Bank to United Community Bank and established a branch office in Dahlonega, Lumpkin County, Georgia. UCB simultaneously filed for a trade name permitting it to conduct its operations in Union County, Georgia under the trade name Union County Bank. On September 28, 1996, UCB assumed deposits of $23.7 million and purchased assets of $21.1 million in Cornelia, Habersham County, Georgia, from a banking institution that sold its operations in the county. In Habersham County, UCB operates under the trade name of First Bank of Habersham, and in Lumpkin County, UCB does business as United Community Bank of Lumpkin County.

Income Statement Review

     Net income was $12.2 million in 1998, an increase of 13.2% from the $10.7 million earned in 1997. Diluted income per common share was $1.62 for 1998, compared with $1.46 reported for 1997, an increase of 11.0%. Return on average assets and return on average equity for 1998 were 0.95% and 15.16%, respectively, compared with 1.05% and 16.18%, respectively, for 1997.

     The following table summarizes the components of income and expense and the changes in those components for the past three years.

 Table 1 - Condensed Consolidated Statements of Income
 For the years ended December 31
 (In thousands)

                                                       Change                               Change
                                          1998         Amount         %         1997        Amount        %         1996
                                      -------------------------------------------------------------------------------------
 Interest income                      $  109,139       19,359       21.6%      89,780       21,874      32.2%      67,906
 Interest expense                         56,640       10,092       21.7%      46,548       12,457      36.5%      34,091
                                      -----------------------                  -------------------                 ------
 Net interest income                      52,499        9,267       21.4%      43,232        9,417      27.8%      33,815
 Provision for loan losses                 2,372         (262)      -9.9%       2,634        1,037      64.9%       1,597
                                      -----------------------                  -------------------                 ------
 Net interest income after
    provision for loan losses             50,127        9,529       23.5%      40,598        8,380      26.0%      32,218
 Non-interest income                       8,711        1,731       24.8%       6,980        1,314      23.2%       5,666
 Non-interest expense                     41,098        9,021       28.1%      32,077        7,234      29.1%      24,843
                                      -----------------------                  -------------------                 ------
 Income before income taxes               17,740        2,239       14.4%      15,501        2,460      18.9%      13,041
 Income tax expense                        5,588          822       17.2%       4,766          652      15.8%       4,114
                                      -----------------------                  -------------------                 ------
 Net income                           $   12,152        1,417       13.2%      10,735        1,808      20.3%       8,927
                                      =======================                  ===================                 ======

The individual components of income and expense are discussed in further detail below.

Net Interest Income

     Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of United's operating income. United actively manages this income source to provide an optimal level of income while balancing interest rate, credit and liquidity risks. Net interest income totaled $52.5 million in 1998, an increase of $9.3 million, or 21.4%, from the level recorded in 1997 and an increase of $18.7 million from 1996. On a fully tax-equivalent basis, net interest income was $54.2 million in 1998, compared with $44.6 million in 1997 and $35.1 million in 1996.

     Average interest earning assets increased $221.2 million, or 23.0%, over the 1997 amount. This increase was primarily due to the increased volume of loans. Average loans outstanding for 1998 were $905.3 million, compared with $737.9 million in 1997. Average interest bearing liabilities for 1998 increased $200.5 million, or 23.4%, over the 1997 average balance. This increase was primarily due to an increase in the level of average interest bearing deposits of $151.1 million, or 18.9%, and an increase in borrowed funds of $49.4 million, or 86.4%. The majority of new borrowings were fixed and floating rate advances from the Federal Home Loan Bank (FHLB) that

were at a funding cost competitive with the Banks' current certificate of deposit rates. Additional information regarding the FHLB advances is provided in note 7 of the consolidated financial statements.

     The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate sprea measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing non-interest bearing deposits.

     The net interest spread was 4.02% in 1998, 4.05% in 1997 and 4.33% in 1996, while the net interest margin (on a tax-equivalent basis) was 4.58% in 1998, 4.64% in 1997 and 4.85% in 1996. The
decrease in the margin and spread are primarily due to competitive pressures on loan pricing, which produced a 12 basis point decline in
the average rate from 1997 to 1998.   The average cost of interest
bearing liabilities for 1998 was 5.36%, a decrease of 8 basis points from 1997. Core deposits, which include transaction accounts, savings accounts and certificates of deposit less than $100 thousand, represented approximately 82.5% of total deposits in 1998, a decrease from 84.0% in 1997.

     The following table shows, for the past three years, the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities.

Table 2 - Average Consolidated Balance Sheets and Net Interest
For the Years Ended December 31
Fully tax-equivalent basis
(in thousands)

                                                        1998                               1997                        1996
                                          -----------------------------      ---------------------------   ------------------------
                                          Average     Interest     Avg.      Average    Interest  Avg.    Average   Interest  Avg.
                                          Balance      <F1>        Rate      Balance     <F1>     Rate    Balance     <F1>    Rate
                                          -------     --------    ------     -------    -------- ------   -------   -------- ------
ASSETS:
Interest-earning assets:
  Loans, net of unearned income <F2>    $   905,268     93,202     10.30%     737,889   76,860    10.42%   551,043   58,227  10.57%
  Taxable investments                       184,305     11,283      6.12%     148,390    9,097     6.13%   115,480    6,735   5.83%
  Tax-exempt investments                     65,930      4,808      7.29%      44,326    3,514     7.93%    36,250    3,022   8.34%
  Federal funds sold
   and other interest income                 26,132      1,518      5.81%      29,741    1,642     5.52%    21,221    1,198   5.65%
                                        ----------------------               -----------------            -----------------
Total interest-earning assets /
 interest income                          1,181,635    110,811      9.38%     960,346   91,113     9.49%   723,994   69,182   9.56%
                                        ----------------------               -----------------            -----------------
Non-interest-earning assets:
  Allowance for loan losses                 (11,095)                           (9,304)                      (7,530)
  Cash and due from banks                    41,705                            28,542                       21,396
  Premises and equipment                     33,098                            23,194                       18,097
  Other assets                               27,651                            21,952                       27,552
                                        -----------                         ---------                      -------
Total assets                            $ 1,272,994                         1,024,730                      783,509
                                        ===========                         =========                      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing deposits:
    Transaction accounts                $   235,362      9,353      3.97%     176,054    6,712     3.81%   169,811    5,445   3.21%
    Savings deposits                         52,585      1,478      2.81%      43,286    1,190     2.75%    41,834    1,147   2.74%
    Certificates of deposit                 661,894     39,343      5.94%     579,398   34,966     6.03%   410,656   25,569   6.23%
                                        ----------------------              ------------------            -----------------
    Total interest-bearing deposits         949,841     50,174      5.28%     798,738   42,868     5.37%   622,301   32,161   5.17%
                                        ----------------------              ------------------            -----------------
    Federal Home Loan Bank advances          83,627      4,615      5.52%      39,615    2,382     6.01%    17,237      981   5.69%
    Long-term debt and other
      borrowings <F3>                        22,922      1,851      8.08%      17,532    1,298     7.40%    12,238      949   7.75%
                                        ----------------------              ------------------            ----------------
      Total borrowed funds                  106,549      6,466      6.07%      57,147    3,680     6.44%    29,475    1,930   6.55%
                                        ----------------------              ------------------            ----------------
    Total interest-bearing liabilities/
     interest expense                     1,056,390     56,640      5.36%     855,885   46,548     5.44%   651,776   34,091   5.23%
    Non-interest-bearing liabilities:
     Non-interest-bearing deposits          127,764                            95,462                       73,090
     Other liabilities                        8,660                             7,050                        5,171
                                        -----------                         ---------                      -------
     Total liabilities                    1,192,814                           958,397                      730,037
                                        -----------                         ---------                      -------
    Stockholders' equity                     80,180                            66,333                       53,472
                                        -----------                         ---------                      -------
    Total liabilities
     and stockholders' equity           $ 1,272,994                         1,024,730                      783,509
                                        ===========                         =========                      =======
    Net interest-rate spread                                        4.02%                           4.05%                     4.33%
    Impact of non-interest bearing
      sources and other changes in
      balance sheet composition                                     0.56%                           0.59%                     0.52%
                                                                  -------                          ------                    ------
    Net interest income /
     margin on interest-earning assets <F4>             54,171      4.58%                44,565     4.64%            35,091   4.85%
                                                      ===================                ================            ==============

<F1>  Interest income on tax-exempt securities and loans has been increased by 50% to reflect comparable interest on taxable securities.
<F2>  For computational purposes, includes non-accrual loans and mortgage loans held for sale.
<F3>  Includes Trust Preferred Securities.
<F4>  Tax equivalent net interest income as a percentage of average earning assets.

     The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by United on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.


 Table 3 - Change in Interest Income and Expense on a Tax Equivalent Basis (in thousands)

                                              1998 Compared to 1997                     1997 Compared to 1996
                                               Increase (decrease)                       Increase (decrease)
                                          in interest income and expense            in interest income and expense
                                                 due to changes in:                        due to changes in:
                                         Volume         Rate        Total          Volume         Rate          Total
                                         --------------------------------          ----------------------------------
     INTEREST-EARNING ASSETS:
     Loans                               $  17,242      (900)      16,342          19,743      (1,110)       18,633
     Taxable investments                     2,199       (13)       2,186           1,919         443         2,362
     Tax-exempt investments                  1,595      (301)       1,294             673        (181)          492
     Federal funds sold
       and other interest income              (207)       83         (124)            481         (37)          444
                                         --------------------------------          ----------------------------------
    Total interest-earning assets           20,829    (1,131)      19,698          22,816        (885)       21,931


     INTEREST-BEARING LIABILITIES:
     Transaction accounts                    2,346       295        2,641             200       1,067         1,267
     Savings deposits                          261        27          288              40           3            43
     Certificates of deposit                 4,911      (534)       4,377          10,507      (1,110)        9,397
                                         --------------------------------          ----------------------------------
       Total interest-bearing deposits       7,518      (212)       7,306          10,747         (40)       10,707
     FHLB advances                           2,444      (211)       2,233           1,274         127         1,401
     Long-term debt and other borrowings       427       126          553             411         (62)          349
                                         --------------------------------          ----------------------------------
       Total borrowed funds                  2,871       (85)       2,786           1,685          65         1,750
                                         --------------------------------          ----------------------------------
     Total interest-bearing liabilities     10,389      (297)      10,092          12,432          25        12,457
                                         --------------------------------          ----------------------------------
     Increase (decrease)
      in net interest income             $  10,440      (834)       9,606          10,384        (910)        9,474
                                         ================================          ==================================

Provision for Loan Losses

     The provision for loan losses in 1998 was $2.4 million, compared with $2.6 million in 1997 and $1.6 million in 1996. As a percentage of average outstanding loans, the provisions recorded for 1998, 1997 and 1996 were .26%, .36% and .29%, respectively. Net loan charge-offs as a percentage of average outstanding loans for 1998 were .09%, compared with .06% for 1997 and .07% for 1996.

     The provision for loan losses is based on management's evaluation of inherent risks in the loan portfolio and the corresponding analysis of the allowance for loan losses. Additional discussion on loan quality and the allowance for loan losses is included in the Asset Quality section of this report.


Non-interest Income

     Total non-interest income for 1998 was $8.7 million, compared with $7.0 million in 1997 and $5.7 million in 1996. The following table presents the components of non-interest income for 1998, 1997 and 1996.


Table 4 - Non-interest Income
(in thousands)

                                                                   Years Ended December 31,
                                               ----------------------------------------------------------
                                                   1998     % Change       1997       % Change       1996
                                                   ----     --------       ----       --------       ----
Service charges on deposit accounts            $  3,962         13%       3,505           17%       2,990
Mortgage loan and related fees                    1,822         57%       1,157          (26)%      1,566
ATM fees                                            312         37%         227           47%         154
Insurance commissions                               617        161%         236           22%         194
Trust and brokerage revenue                         378        105%         184          175%          67
Gains (losses) on securities sales, net             800          8%         742       (5,808)%        (13)
Safe deposit box rental                             162         17%         139           10%         126
Other                                               658        (17)%        790           36%         582
                                                -------                   -----                     -----
     Total                                     $  8,711          25%      6,980           23%       5,666
                                                =======                   =====                     =====

     The primary source of non-interest income for United is service charges and fees on deposit accounts held by the Banks. Total deposit service charges and fees for 1998 were $4.0 million, or 45% of total non-interest income, compared with $3.5 million, or 50% of total non-interest income in 1997. The growth of deposit service charge and fee revenue for 1998 and 1997 was primarily due to the increase in the number of deposit accounts resulting from the opening of new branch bank locations.

     Net gains on the sale of securities totaled $800 thousand for 1998, compared with $742 thousand for 1997. The gains were primarily the result of a general decline in interest rates coupled with management's decision to shift a portion of the balance of the securities portfolios of the Banks to higher yielding mortgage securities.

     Mortgage loan and related fees for 1998 were $1.8 million, an increase of 57% compared with 1997. This increase was primarily due to the low interest rate environment during 1998 that encouraged individuals to refinance existing mortgage debt. Substantially all of the mortgage loan and related fees recorded during 1998 were received as the result of originating approximately $145 million of residential mortgages that were subsequently sold into the secondary market.
These loans were all sold with the right to service the loans (the servicing asset) released to the purchaser for a fee. The increase in mortgage loan and related fees for 1998 also includes the effect of recognizing $243 thousand in additional amortization of mortgage servicing rights in 1998 compared with 1997. This additional amortization was recognized in response to increased prepayment levels within the serviced loan portfolio.

     Trust and brokerage revenue for 1998 was $378 thousand, an increase of 105% compared with 1997. This increase is primarily attributed to management's continued focus on personal trust business opportunities within the current customer base of the Banks. Total trust assets under management at December 31, 1998 were $63.2 million, compared with $37.8 million at December 31, 1997.

     Insurance commissions increased 161% during 1998, to $617 thousand, compared with 1997. This increase is primarily attributed to loan growth at Finance of $2.7 million, or 101%, during 1998.

Non-interest Expense

     Total non-interest expense for 1998 was $41.1 million, compared with $32.1 million in 1997 and $24.8 million in 1996. The following table presents the components of non-interest expense for the years ended December 31, 1998, 1997 and 1996.

Table 5 - Non-interest Expense
(in thousands)

                                                                   Years Ended December 31,
                                               ----------------------------------------------------------
                                                   1998     % Change       1997       % Change       1996
                                                   ----     --------       ----       --------       ----
Salaries                                       $ 18,101         29%      14,052           32%      10,677
Employee benefits                                 4,786         31%       3,643           35%       2,696
Occupancy                                         2,547         33%       1,921           28%       1,502
Furniture and equipment                           2,975         41%       2,108           35%       1,562
Communications                                    1,154         66%         697           38%         506
Advertising and public relations                  2,006         (2)%      2,038           36%       1,498
Postage, printing and supplies                    2,183         32%       1,660           11%       1,492
Professional fees                                 1,384         29%       1,076           26%         852
Amortization of intangibles                         509         23%         414            0%         414
Other expense                                     5,453         22%       4,468           23%       3,644
                                                -------                  ------                    ------
     Total                                     $ 41,098         28%      32,077           29%      24,843
                                                =======                  ======                    ======

     Total salaries and benefits for 1998 increased by 29% over the 1997 levels, primarily due to staff additions for new branch bank offices, staffing increases at existing branches that experienced growth and the addition of several senior management positions at the holding company level. United had 638 full-time equivalent employees at December 31, 1998, compared with 569 at year-end 1997.

     Total occupancy expense and furniture and equipment expense for 1998 increased by 33% and 41%, respectively, compared with 1997.
These increases are primarily attributed to the opening of new branch bank offices located in the primary market areas of United.

     Postage, printing and supply expense for 1998 increased by 32% compared with 1997. This increase is a direct result of increases in the number of deposit, loan and trust customers during the year.

     Advertising and public relations expense for 1998 decreased 2%
compared with 1997.   The primary reason for this decline was the
decrease in marketing expenditures related to opening of new bank facilities in 1998 compared with 1997.

     Amortization of intangible assets in 1998 increased 23% compared with 1997. This increase is attributed to the amortization of the core deposit intangible asset related to the January, 1998 acquisition of $23.4 million of deposits from a bank located in Ellijay, Georgia. Information regarding United's accounting policy for goodwill and deposit-based intangible assets is included in the notes to the consolidated financial statements.

     The efficiency ratio measures a bank's total operating expenses as a percentage of net interest income (before provision for loan losses) and non-interest income, excluding net gains or losses on the
sale of securities.   United's efficiency ratio for 1998 was 68.04%,
compared with 64.84% in 1997 and 62.93% in 1996. This increase was primarily attributed to the new branch expansions during 1997 and 1998 that added immediate "fully loaded" operating expenses without immediate offsetting revenue streams. Management expects the efficiency ratio trend to decline in 1999 and beyond as the revenue for new locations grows and the pace of new facility construction declines.

     During the fourth quarter of 1998, management initiated a plan to centralize many operational functions that were currently being performed at individual bank offices, including wire transfers, accounts payable and deposit operations. Although no staff reductions were incurred in conjunction with this project, management expects to realize operational efficiency improvements in the future by limiting the need to increase operational support staffing at the same rate as overall growth of the Banks. The centralization project is expected to be substantially complete by the end of the first quarter of 1999.

Income Taxes

     United had income tax expense of $5.6 million in 1998, compared with $4.8 million in 1997 and $4.1 million in 1996. United's effective tax rates (as a percentage of pre-tax net income) for 1998, 1997 and 1996 were 31.5%, 30.7% and 31.5%, respectively. These effective rates are lower than the statutory Federal tax rate primarily because of interest income on certain investment securities and loans that is exempt from income taxes. Additional information regarding United's income taxes can be found in note 11 to the consolidated financial statements.

Balance Sheet Review

     Total assets at December 31, 1998 were $1.50 billion, an increase of $345.2 million, or 29.9%, from December 31, 1997. On an average basis, total assets increased $248.3 million, or 24.2%, from 1997 to 1998. Average interest earning assets for 1998 were $1.18 billion, compared with $960.3 million for 1997, an increase of 23.0%.

Loans

     Total loans averaged $905.3 million in 1998, compared with $737.9
million in 1997, an increase of 22.7%.   At December 31, 1998, total
loans were $999.9 million, an increase of $176.5 million, or 21.4%, from December 31, 1997. Over the past five years, United has experienced strong loan growth in all markets, with particular strength in loans secured by real estate, both residential and non-residential. The following table presents a summary of the loan portfolio by category over that period.

Table 6 - Loans Outstanding
(in thousands)

                                                                               December 31,
                                                    ----------------------------------------------------------------
                                                          1998        1997          1996          1995         1994
                                                          ----        ----          ----          ----         ----
Commercial                                          $    89,779     105,462       100,538        64,727       65,521
Real estate - construction                              116,481      78,699        51,425        30,065       20,274
Real estate - mortgage                                  673,631     523,629       380,681       294,724      203,270
Consumer                                                119,980     115,534       101,930        85,341       65,456
                                                    -----------     -------       -------       -------      -------
   Total loans                                      $   999,871     823,324       634,574       474,857      354,521
                                                    ===========     =======       =======       =======      =======
As a percentage of total loans:
   Commercial                                              9.0%       12.8%         15.8%         13.6%        18.5%
   Real estate - construction                             11.6%        9.6%          8.1%          6.3%         5.7%
   Real estate - mortgage                                 67.4%       63.6%         60.0%         62.1%        57.3%
   Consumer                                               12.0%       14.0%         16.1%         18.0%        18.5%
                                                         ------      ------        ------        ------       ------
       Total                                             100.0%      100.0%        100.0%        100.0%       100.0%
                                                         ======      ======        ======        ======       ======


                                                        A-10

     Substantially all of United's loans are to customers located in
Georgia and North Carolina, in the immediate market areas of the
Banks.   The following table indicates United's loans by specific
collateral type or loan purpose as of December 31, 1998:

Table 7 - Loans by Collateral Type or Purpose
(in thousands)

                                                                   Percent of
Secured by real estate:                                           Total Loans
                                                                  -----------
   Residential first liens                   $     360,326             36.0%
   Residential second liens                         17,346              1.7%
   Home equity lines of credit                      18,057              1.8%
   Construction and land development               116,481             11.7%
   Non-farm, non-residential                       263,794             26.4%
   Farmland                                          7,665              0.8%
   Multi-family residential                          6,443              0.6%
                                             -------------        ----------
     Total real estate                             790,112             79.0%
                                             -------------        ----------
Other loans:
  Commercial and industrial                         72,491              7.3%
  Agricultural production                           10,512              1.1%
  States and municpalities                           6,776              0.7%
  Consumer installment loans                       112,670             11.2%
  Credit cards and other revolving credit            7,310              0.7%
                                             -------------        ----------
     Total other loans                             209,759             21.0%
                                             -------------        ----------
     Total loans                             $     999,871            100.0%
                                             =============        ==========

     As of December 31, 1998, United's 20 largest credit relationships consisted of loans and loan commitments ranging from $2.5 to $11.0
million, with an aggregate total credit exposure of $83 million.   All
of these credits have been underwritten in a prudent manner and structured in order to minimize United's potential exposure to loss.
The deterioration of the financial condition of one or more of these borrowers or a significant decline in real estate values in United's markets could, however, result in an increase in the provision for loan losses and charge-offs.

     The following table sets forth the maturity distribution of real estate construction and commercial loans, including the interest rate sensitivity for loans maturing in greater than one year, as of December 31, 1998. United's loan policy does not permit automatic roll-over of matured loans.

     Table 8 - Loan Portfolio Maturity
     (in thousands)

                                                                                                      Rate Structure for Loans
                                                          Maturity                                     Maturing Over One Year
                                    -----------------------------------------------------------------------------------------
                                         One Year       One through      Over Five                     Fixed         Floating
                                          or Less        Five Years        Years          Total         Rate           Rate
     ------------------------------------------------------------------------------------------------------------------------
     Commercial                     $     48,988          30,982          9,809         89,779        18,469          22,322
     Real estate - construction           97,080          19,401            -          116,481        14,005           5,396
                                     ---------------------------------------------------------------------------------------
          Total                     $    146,068          50,383          9,809        206,260        32,474          27,718
                                     =======================================================================================

Asset Quality and Risk Elements

     United manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices. United's loan administration function is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures at all of the Banks.

     The provision for loan losses is the annual cost of providing an adequate allowance for anticipated potential future losses on loans. The amount each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and economic factors and trends. The evaluation of these factors is performed by United's credit administration department through an analysis of the adequacy of the allowance for loan losses.

     Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers, as well as a separate loan review department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, prevailing and anticipated economic conditions and other factors.

     United does not currently allocate the allowance for loan losses to the various loan categories and there were no significant changes is the estimation methods and assumptions used to determine the
adequacy of the allowance for loan losses during 1998.   Management
does not expect the level of net loan charge-offs for 1999 to be significantly different from the amount recorded in 1998.

     The following table presents a summary of changes in the allowance for loan losses for each of the past five years.


 Table 9 -  Summary of Loan Loss Experience
 (in thousands)

                                                            Years Ended December 31,

                                                             1998        1997        1996        1995        1994
 ------------------------------------------------------------------------------------------------------------------
 Balance beginning of period                           $    10,352       8,125       6,884       4,231       3,465
 Provision for loan losses                                   2,372       2,634       1,597       1,116         998
 Allowance for loan losses acquired
   from  subsidiary at acquisition date                        -           -           -         1,813         -
 Amounts charged-off:
   Commercial                                                  438          73         329         148          27
   Real estate - construction                                  -           -           -            24         -
   Real estate - residential mortgage                          175          99          13         337          49
   Consumer                                                    675         625         353         192         262
                                                       -----------------------------------------------------------
     Total loans charged-off                                 1,288         797         695         701         338
                                                       -----------------------------------------------------------
 Recoveries of charged-off loans:
   Commercial                                                  271          22         251         157           6
   Real estate - construction                                  -           -           -           -           -
   Real estate - residential mortgage                           36         224          39         188           1
   Consumer                                                    186         144          49          80          99
                                                       -----------------------------------------------------------
     Total recoveries                                          493         390         339         425         106
                                                       -----------------------------------------------------------
   Net charge-offs                                             795         407         356         276         232
                                                       -----------------------------------------------------------
 Balance end of period                                 $    11,929      10,352       8,125       6,884       4,231
                                                       ===========================================================
 Total loans:
   At year-end                                         $   999,871     823,324     634,574     474,857     354,521
   Average                                             $   899,957     733,551     545,449     423,953     332,793
 As a percentage of average loans:
  Net charge-offs                                            0.09%       0.06%       0.07%       0.07%       0.07%
  Provision for loan losses                                  0.26%       0.36%       0.29%       0.26%       0.30%
 Allowance as a percentage of year-end loans                 1.19%       1.26%       1.28%       1.45%       1.19%
 Allowance as a percentage of non-performing loans           1215%        985%        552%        298%        631%

     Management believes that the allowance for loan losses at December 31, 1998 is sufficient to absorb losses inherent in the loan portfolio as of that date based on the best information available, including the credit risks related to the Year 2000 issue described in detail later in this discussion. This assessment involves uncertainty and judgement; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to
change in future periods.   In addition, bank regulatory authorities,
as part of their periodic examination of the Banks, may require additional charges to the provision for loan losses in future periods if the results of their review warrant.

Non-performing Assets

     Non-performing loans, which included non-accrual loans and accruing loans past due over 90 days, totaled $982 thousand at year-end 1998, compared with $1.05 million at December 31, 1997. At December 31, 1998, the ratio of non-performing loans to total loans was .10%, compared with .13% at year-end 1997. Non-performing assets, which include non-performing loans and foreclosed real estate, totaled $1.36 million at December 31, 1998, compared with $1.44 million at year-end 1997.

     It is the general policy of the Banks to place loans on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the
loan terms.   When a loan is placed on non-accrual status, interest
previously accrued but not collected is reversed against current interest income. Depending on management's evaluation of the borrower and loan collateral, interest on a non-accrual loan may be recognized on a cash basis as payments are received. Loans made by the Banks to facilitate the sale of other real estate are made on terms comparable to loans of similar risk.

     There were no commitments to lend additional funds to loans on non-accrual status at December 31, 1998. The table below summarizes United's non-performing assets for each of the last five years.

Table 10 - Non-Performing Assets
(in thousands)

                                                     December 31,
                                   -----------------------------------------------
                                      1998      1997      1996     1995       1994
                                      ----      ----      ----     ----       ----
Non-accrual loans                 $    518        515      984     2,017        569
Loans past due 90 days or more
 and still accruing                    464        536      487       291        102
                                   -------    -------  -------   -------    -------
    Total non-performing loans         982      1,051    1,471     2,308        671
Other real estate owned                376        386      210        65          -
                                   -------    -------  -------   -------    -------
    Total non-performing assets   $  1,358      1,437    1,681     2,373        671
                                   =======    =======  =======   =======    =======
Total non-performing loans as a
 percentage of total loans           0.10%      0.13%    0.23%     0.49%      0.19%
Total non-performing assets as a
 percentage of total assets          0.09%      0.12%    0.19%     0.33%      0.14%

     At December 31, 1998, United had $4.3 million of loans which were not classified as non-performing but for which known information about the borrowers' financial condition caused management to have concern about the ability of the borrowers to comply with the repayment terms of the loans. These loans were identified through the loan review process described in the Asset Quality and Risk Elements section of this discussion above that provides for assignment of a risk rating based on an eight-grade scale to all commercial and commercial real estate loans. Based on the evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation, management does not anticipate any significant losses related to these loans. These loans are subject to continuing management attention and are considered in the determination of the allowance for loan losses.


Investment Securities

     The composition of the securities portfolio reflects United's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

     Total average securities increased 29.8% during 1998 and 27.0%
during 1997.   The following table shows the carrying value of
United's securities, by security type, as of December 31, 1998, 1997 and 1996.

Table 11 - Carrying Value of Securities
(in thousands)

                                                             December 31,
                                                      1998       1997       1996
---------------------------------------------------------------------------------
Securities held to maturity:
      U.S. Treasury                              $     -           500      2,368
      U.S. Government agencies                        1,885     22,361     34,804
      State and political subdivisions               53,386     42,330     33,036
      Mortgage-backed securities                      2,122      4,368      7,118
                                                 --------------------------------
           Total securites held to maturity          57,393     69,559     77,326
                                                 --------------------------------
Securities available for sale:
      U.S. Treasury                                  33,080     46,945     12,841
      U.S. Government agencies                       41,029     45,552     38,953
      State and political subdivisions               20,512     11,860      6,833
      Mortgage-backed securities                    209,216     33,347     18,635

      Other securities                               10,557      6,190      4,002
                                                 --------------------------------
           Total securities available for sale      314,394    143,894     81,264
                                                 --------------------------------
           Total securities                      $  371,787    213,453    158,590
                                                 ================================

Carrying Value of Investments

     The December 31, 1998, market value of securities held to maturity, as a percentage of amortized cost was 103%, up from 102% at December 31, 1997. The market value of the portfolio of securities held to maturity will change as interest rates change and such unrealized gains or losses will not flow through the financial statements unless the related securities are called at prices different from the carrying value at the time of call. On January 1, 1999, United adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). As permitted by SFAS No. 133, United transferred all securities classified as held to maturity at January 1, 1999 to available for sale. This transfer resulted in an increase in stockholders' equity of $1.1 million, which represents the amount of the unrealized gain on those securities, net of tax, as of January 1, 1999.
     United's investment portfolio consists principally of U.S. Government and agency securities, municipal securities, various equity securities and U.S. Government sponsored agency mortgage-backed securities. A mortgage-backed security relies on the underlying mortgage pools of loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay with or without prepayment penalties. Decreases in interest rates will generally cause an increase in prepayment levels.


In a declining interest rate environment, United may not be able to reinvest the proceeds from these prepayments in assets that have
comparable yields.   However, because the majority of the mortgage-
backed securities have adjustable rates, the negative effects of changes in interest rates on income and the carrying values of these securities are somewhat mitigated.

     During the fourth quarter of 1998, management initiated a leverage program designed to make optimal utilization of United's assets and capital. This program provides for using borrowed funds (principally FHLB advances) secured by mortgage loans and securities of the Banks to purchase additional securities. The securities purchased in conjunction with the leverage program are primarily mortgage backed pass-through and other mortgage backed securities, including collateralized mortgage obligations ("CMOs"). As of December 31, 1998, the leverage program at United added $75 million in
total borrowings and earning assets.   Management expects the leverage
program to add additional earning assets and related borrowings of between 10% and 15% of total consolidated assets by the end of 1999.

     At December 31, 1998, United had 35% of its total investment portfolio in mortgage backed pass-through securities, all of which are issued or backed by Federal agencies, compared with 18% at December 31, 1997. United did not have securities of any issuer in excess of 10% of equity at year-end 1998 or 1997. Other mortgage-backed securities, including CMOs, represented 19% of the total securities portfolio at December 31, 1998, compared with 0% at year-end 1997. Approximately 87% of the other mortgage-backed securities portfolio was collateralized by mortgage-backed securities issued or backed by Federal agencies as of December 31, 1998.

Deposits

     Total average deposits for 1998 were $1.08 billion, an increase of $183.4 million, or 20.5% from 1997. Average non-interest bearing demand deposit accounts increased $32.3 million, or 33.8%, and average interest bearing transaction accounts increased $59.3 million, or 33.7%, from 1997. Average time deposits for 1998 were $661.9, an increase of 14.2% from 1997. The lower rate of time deposit growth experienced by the Banks during 1998 was primarily due to stricter deposit pricing and an increased reliance on wholesale funding sources, including advances from the FHLB, that were more cost-effective.

     Time deposits of $100 thousand and greater totaled $208.1 million at December 31, 1998, compared with $156.8 million at year-end 1997. Total interest paid on time deposits of $100 thousand and greater during 1998 was $11.4 million. The Banks did not hold any material amount of brokered certificates of deposit of $100 thousand and greater at December 31, 1998 or 1997. The following table sets forth the scheduled maturities of time deposits of $100 thousand and greater at December 31, 1998.

Table 12 - Maturities of Time Deposits of $100 Thousand and Greater
(in thousands)

Three months or less                $       81,427
Over three through six months               60,638
Over six through twelve months              40,426
Over one year                               25,629
                                    --------------
     Total                          $      208,120
                                    ==============


Short-term Borrowings

     At December 31, 1998, all of the Banks were shareholders in the Federal Home Loan Bank of Atlanta. Through this affiliation, secured advances totaling $176.9 million were outstanding at rates competitive with time deposits of like maturities. United anticipates continued utilization of this short and long term source of funds to minimize interest rate risk and to provide funding for the leverage program described above. The FHLB advances outstanding at December 31, 1998 had both fixed and floating interest rates ranging from 4.29% to 7.81%. Approximately 19% of the FHLB advances mature prior to December 31, 1999. Additional information regarding FHLB advances is provided in note 7 to the consolidated financial statements.

Interest Rate Sensitivity Management

     The absolute level and volatility of interest rates can have a significant impact on United's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve United's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

      United uses income simulation modeling as the primary tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also such other potential causes of variability as earning asset volume, mix, yield curve relationships, customer preferences and general market conditions.

     Interest rate sensitivity is a function of the repricing characteristics of United's portfolio of assets and liabilities.
These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in United's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. The following table shows interest sensitivity gaps for these different intervals as of December 31, 1998.

Table 13 - Interest Rate Gap Sensitivity
(in thousands)

                                                                  One      Four       One    Over Five
                                                                Through  Through    Through  Years and
                                                                 Three    Twelve     Five    Non-rate
                                                      Immediate  Months   Months     Years   Sensitive    Total
-----------------------------------------------------------------------------------------------------------------
Interest earning assets:
   Federal funds sold                               $    7,190     -          -        -         -          7,190
   Securities                                             -      18,334     23,190  105,513   224,750     371,787
   Mortgage loans held for sale                           -       8,129       -        -         -          8,129
   Loans                                                  -     231,227    405,104  257,973   105,567     999,871
                                                    -------------------------------------------------------------
     Total interest earning assets                       7,190  257,690    428,294  363,486   330,317   1,386,977
                                                    -------------------------------------------------------------
Interest bearing liabilities:
   Demand deposits                                        -     270,532       -        -         -        270,532
   Savings deposits                                       -        -        59,340     -         -         59,340
   Time deposits                                          -     235,030    347,944  107,126      -        690,100
   Fed funds purchased/repurchase agreements            26,520     -         -         -         -         26,520
   FHLB advances                                         4,000   19,725     11,000  104,798    37,331     176,854
   Notes payable                                          -         400        877     -         -          1,277
   Convertible subordinated debentures                    -        -         -         -        3,500       3,500
   Trust preferred securities                             -        -         -         -       21,000      21,000
                                                    -------------------------------------------------------------
      Total interest bearing liabilities                30,520   525,687   419,161  211,924    61,831   1,249,123
                                                    -------------------------------------------------------------
Non-interest bearing sources of funds                                                         143,152     143,152
                                                    -------------------------------------------------------------
Interest sensitivity gap                              (23,330)  (267,997)    9,133  151,562   125,334     (5,298)
                                                    -------------------------------------------------------------
Cumulative sensitivity gap                          $ (23,330)  (291,327) (282,194)(130,632)   (5,298)      -
                                                    =============================================================

     As seen in the preceding table, during the first year 78% of interest bearing liabilities will reprice compared with 50% of all interest earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to United's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

     Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have significant impact on United's net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of United's exposure to changes in interest rates.

     Table 13 indicates United is in a liability sensitive or negative gap position for the first twelve months. This liability sensitive position would generally indicate that United's net interest income would decrease should interest rates rise and would increase should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal sensitivity to parallel shifts in interest rates; however, no assurance can be given that United is not at risk from interest rate increases or decreases. Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities necessary to optimize the net interest margin.

     The following table presents the expected maturity of the total securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis, assuming a 34% tax rate) at December 31, 1998. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Table 14 - Expected Maturity of Securities
(in thousands)

                                                      Over One  Over Five
                                                         Year     Years
                                             One Year  Through   Through     Over
                                             or Less Five Years Ten Years  Ten Years     Total
                                          ---------------------------------------------------
Securities held to maturity:
    U.S. Treasury                              -         -         -           -          -
    U.S. Government agencies <F1>               49     2,290        85       1,583      4,007
    State and political subdivisions         2,125    20,594    22,071       8,596     53,386
    Other securities                           -         -         -           -          -
                                           --------------------------------------------------
       Total securites held to maturity      2,174    22,884    22,156      10,179     57,393
                                           --------------------------------------------------
    Percent of total                           3.8%     39.9%     38.6%       17.7%     100.0%
    Weighted average yield <F2>               7.04%     6.81%     7.54%       7.80%      7.28%

Securities available for sale:
    U.S. Treasury                            5,100    26,990       -           -       32,090
    U.S. Government agencies <F1>            2,450    36,334    10,988     173,985    223,757
    State and political subdivisions           860     5,280     4,991       9,080     20,211
    Other securities <F3>                      -         -         -        36,189     36,189
                                           --------------------------------------------------
       Total securities available for sale   8,410    68,604    15,979     219,254    312,247
    Percent of total                           2.7%     22.0%      5.1%       70.2%     100.0%
    Weighted average yield <F2>               6.55%     6.19%     6.45%       6.00%      6.08%

Total securities                            10,584    91,488    38,135     229,433    369,640
Percent of total                               2.9%     24.7%     10.3%       62.1%     100.0%
Weighted average yield <F2>                   6.65%     6.34%     7.08%       6.08%      6.26%

<F1>Includes mortgage-backed securities issued by U.S Government sponsored agencies.
<F2>Based on amortized cost.
<F3>Includes privately issued mortgage-backed securities.

     In order to assist in achieving a desired level of interest rate sensitivity, United has entered into off-balance sheet contracts that are considered derivative financial instruments during 1998, 1997 and
1996.   Derivative financial instruments can be a cost and capital effective means of modifying the repricing characteristics of on-balance sheet assets and liabilities. These contracts include interest rate swaps under which United pays a variable rate and receives a fixed rate and interest rate cap contracts for which United pays an up-front premium in exchange for a variable cash flow if interest rates exceed the cap rate. At December 31, 1998, United had one outstanding swap contract with a notional amount of $10 million.

This contract provides for United to pay a variable rate in exchange for receiving a fixed rate on the notional amount and it matured on January 2, 1999. In addition, United had two cap contracts as of December 31, 1998 with a combined notional amount of $20 million that provide for United to receive payments if the 3 month LIBOR exceeds
the contract rates.   The cost of the cap contracts is included in
other assets in the consolidated balance sheet and is being amortized on a straight-line basis over the five year term of the contracts. At December 31, 1998, the cap contracts had an aggregate book value of $437 thousand and an aggregate fair market value of $448 thousand.
In order to minimize the credit risk of derivative financial instruments, United requires all contract counterparties to have an investment grade or better credit rating. Under current accounting guidelines, the fair value of derivative financial instruments is not included on the balance sheet; however, SFAS No. 133 requires all derivative financial instruments be included and recorded at fair value on the balance sheet. United adopted SFAS No. 133 effective January 1, 1999 and management expects all derivative financial instruments utilized to qualify as effective cash flow hedges, which will allow any gain or loss in value to be recorded as a component of other comprehensive income.

Liquidity Management

     The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs of United and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of United to maintain a sufficient level of liquidity in all expected economic environments. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining United's ability to meet the daily cash flow requirements of the Banks' customers, both depositors and borrowers.

     The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an optimal balance between interest-sensitive assets and interest-sensitive liabilities, so that United can also meet the investment requirements of its shareholders as market interest rates
change.   Daily monitoring of the sources and use of funds is
necessary to maintain a position that meets both requirements.

     The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities and sales of securities. Mortgage loans held for sale totaled $8.1 million at December 31, 1998, and typically turn over every 45 days as the closed loans are sold to investors in the secondary market. Real estate-construction and commercial loans that mature in one year or less amounted to $146.1 million, or 15%, of the total loan portfolio at December 31, 1998. Other short-term investments such as federal funds sold are additional sources of liquidity.

     The liability section of the balance sheet provides liquidity through depositors' interest bearing and non-interest bearing deposit accounts. Federal funds purchased, FHLB advances and securities sold under agreements to repurchase are additional sources of liquidity and represent United's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet other short-term liquidity needs.

     As disclosed in United's consolidated statements of cash flows included in the consolidated financial statements, net cash provided by operating activities was $11.2 million during 1998. The major sources of cash provided by operating activities are net income partially offset by funding of mortgage loans held for sale and changes in other assets and other liabilities. Net cash used in investing activities of $321.4 million consisted primarily of a net increase in loans of $174.1 million and securities purchases of $271.9 million funded largely by sales, maturities and paydowns of securities of $126.8 million and additional net borrowings from the FHLB of $133.5 million. Net cash provided by financing activities provided the remainder of funding sources for 1998. The $297.0 million of net cash provided by financing activities consisted primarily of a $162.6 million net increase in deposits, a net increase in FHLB advances of $133.5 million and $21.0 million from the issuance of the Trust Preferred Securities.

     In the opinion of management, United's liquidity position at December 31,1998, is sufficient to meet its expected cash flow requirements. Information regarding the unique liquidity risk associated with the Year 2000 issue is contained in the Year 2000 section of this discussion. Reference should be made to the consolidated statements of cash flows appearing in the consolidated financial statements for a three-year analysis of the changes in cash and cash equivalents resulting from operating, investing and financing activities.

Capital Resources and Dividends

     Stockholders' equity at December 31, 1998 was $86.8 million, an increase of $11.6 million, or 15.5%, from December 31, 1997.
Dividends of $1.1 million, or $.15 per share, were declared on common stock in 1998, an increase of 50% per share from the amount declared per share in 1997. The dividend payout ratios for 1998 and 1997 were 9.13% and 6.51%, respectively. United has historically retained the majority of its earnings in order to provide a cost-effective source of capital for continued growth and expansion. However, in recognition that cash dividends are an important component of shareholder value, management has instituted a dividend program that provides for increased cash dividends when earnings and capital levels permit.

     In July 1998, a statutory business trust ("United Community Capital Trust") was created by United which in July 1998, issued guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures ("Trust Preferred Securities") to institutional investors in the amount of $21 million. This issuance represented the guaranteed preferred beneficial interests in $21.7 million in junior subordinated deferrable interest debentures ("Subordinated Debentures") issued by United to United Community Capital Trust. For regulatory purposes, the Trust Preferred Securities will be treated as Tier I capital of United. The subordinated debentures are the sole assets of United Community Capital Trust and bear an interest rate of 8.125% with a maturity date of July 15, 2028, which may be shortened to a date not earlier than July 15, 2018. If the subordinated debentures are redeemed in part or in whole prior to July 15, 2008, the redemption price of the Subordinated Debentures and the Trust Preferred Securities will include a premium ranging from 4.06% in 2008 to .41% in 2018.

     In March 1997, United completed an offering to the public of 300,000 shares of United common stock registered under the Securities Act of 1933, pursuant to which $6.5 million in additional capital was raised after deducting certain issuance costs. United used the proceeds of the offering primarily to invest additional capital in UCB, Carolina and Towns to support the asset growth that the banks were experiencing.

     On December 31, 1996, United completed a private placement of convertible subordinated payable-in-kind debentures due December 31, 2006 (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in the Wall Street Journal, payable on a quarterly basis.

     The 2006 Debentures may be redeemed, in whole or in part, from time to time on or after January 1, 1998, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus interest accrued and unpaid as of the date of redemption. The holders of the 2006 Debentures have the right, excercisable at any time up to December 31, 2006, to convert such debentures at the principal amount thereof into shares of Common Stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

    The Board of Governors of the Federal Reserve System has issued guidelines for the implementation of risk-based capital requirements by U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital.

    United's Tier I capital, which consists of stockholders' equity and qualifying trust preferred securities less other comprehensive income, goodwill and deposit-based intangibles, totaled to $99.2 million at December 31, 1998. Tier II capital components include supplemental capital components such as a qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus Tier II capital components is referred to as Total Risk-based Capital and was $114.6 million at December 31, 1998. The percentage ratios, as calculated under the guidelines, were 9.52 % and 11.00% for Tier I and Total Risk-based Capital, respectively, at December 31, 1998.

     A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period end stockholders' equity and qualifying trust preferred securities, less other comprehensive income, goodwill and deposit-based intangibles divided by average assets adjusted for goodwill and deposit-based intangibles. Although a minimum leverage ratio of 4% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and bank holding companies. United's leverage ratios at December 31, 1998 and 1997 were 7.06 % and 5.76%, respectively.

     The primary reason for improvement of the leverage ratio during 1998 was issuance of $21 million of Trust Preferred Securities discussed above and the retention of approximately 91% of the net income for the year.

     All three of the capital ratios of United and the Banks currently exceed the minimum ratios required in 1998 as defined by federal regulators. United monitors these ratios to ensure that the United and the Banks remain within regulatory guidelines. Further information regarding the actual and required capital ratios of United and the Banks is provided in note 13 to the consolidated financial statements.

Impact of Inflation and Changing Prices

     A bank's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.

     United's management believes the impact of inflation on financial results depends on United's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. United has an asset/liability management program which attempts to manage United's interest rate sensitivity position. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.


Year 2000

     Overview

     The "Year 2000" issue refers to potential problems that may result from the improper processing of dates and date-dependent calculations by computers and other microchip-embedded technology (like an alarm or telephone system). In simple terms, problems with Year 2000 can result from a computer's inability to recognize a two-digit date field (00) as representing Year 2000 and, incorrectly, recognize the year as 1900. Failure to identify and correct this problem could result in system processing errors that would disrupt United's normal business operations. In recognition of the seriousness of this issue, and in accordance with directives on Year 2000 issued by banking regulatory agencies, United established a Year 2000 Committee in January 1998. The committee is chaired by United's Chief Information Officer and reports directly to United's board of directors on a quarterly basis.

State of Readiness

     United has adopted a seven-phase action plan to address Year 2000 issues and expects to address all aspects of the action plan in a timely manner and to be prepared for the impact Year 2000 will have on United, its systems, vendors and customers. The seven phases are:

     1. Awareness - TheYear 2000 committee and committee chairman were appointed and authorized to develop an overall strategy for addressing the Year 2000 issue. An on-going awareness program has been developed to keep directors, employees and customers informed about the Year 2000 issue and apprised of United's progress in addressing it.

     2. Inventory - Entails completion of a specific, detailed inventory of all hardware, software and other microchip-embedded products used by United. Procedures are established to ensure that any new purchases are properly analyzed for Year 2000 compliance and then inventoried. Vendors and suppliers are contacted to ascertain Year 2000 compliance status and efforts to remediate potential problems.

     3. Assessment - Mission critical areas are identified and tested to address potential problem areas. Budgets are developed for expected expenses and other resources needed to adequately address potential problems. The potential risk exposure posed by credit customers and large depositors is also evaluated.

     4. Renovation/Analysis - Vendors that supply system applications are requested to provide certification that their product used by United is Year 2000 compliant. Non-compliant systems are renovated or replaced.

     5. Testing - All replaced or upgraded systems are tested to ensure full correction of any Year 2000 issues and then reviewed by a third party for validation of corrective action. Contingency plans are tested for effectiveness.

     6. Implementation  - A final review of all systems after the
        renovation of problematic areas is completed.   Management and
        system users will carefully assess the status of corrective action.

     7. Post-Implementation - Utilizing the contingency plans, the Year 2000 committee will continue to refine backup processes and procedures to be used in a worst-case scenario.

     This seven-phase program applies to both information technology ("IT") and non-information technology ("non-IT") systems that are affected by Year 2000 that have been designated by the Year 2000
Committee as "mission critical."   For purposes of the Year 2000
project, mission critical systems are defined as any technology element that, if not able to function properly, could result in financial liability, loss of revenue, significant customer service/support problems and damage to United's reputation.

The following table identifies some, but not all, IT and non-IT mission critical systems and elements:

          IT                            Non-IT
         ---                            ------
     Mainframe hardware                 Security systems
     Mainframe software                 HVAC systems
     ATMs                               Vault doors
     PC network hardware                Printed forms
     PC network software                Phone systems


     The Federal Financial Institutions Examination Council (FFIEC) issued a statement entitled "Year 2000 Project Management Awareness"
in May, 1997.   This statement established key milestones that banks
and other financial institutions must meet with regard to Year 2000 testing and remediation. The following table sets forth each deadline contained in this statement and where United stands, as of December 31, 1998, with respect to meeting each deadline.

    Date                            Task                         United's Status
--------------------------------------------------------------------------------
June 30, 1998             Complete development of all               Completed
                          written testing strategies, plans
                          and policies; due diligence to
                          determine Year 2000 risk posed
                          by customers implemented.

September 1, 1998         Commence testing of internal              Completed
                          mission-critical systems; assessment
                          of customers' Year 2000 preparedness
                          and potential impact on the institution
                          substantially complete.

December 31, 1998         Testing of internal mission-critical       Completed
                          systems substantially complete.

March 31, 1999            External testing with material third       Scheduled for completion by
                          parties begins.                            March 31, 1999

June 30, 1999             Testing of all mission-critical systems    Scheduled for completion by
                          completed and corrective actions           June 30, 1999
                          substantively completed.

         The FFIEC has, under its bank supervisory authority, developed a multi-phase examination process to determine if banks are complying with the provisions of the awareness statement described above. United intends to comply with all regulatory requirements established by banking regulatory agencies.

     As is the case with many financial institutions, United is dependent on third parties to provide systems used in daily operations. Examples include, but are not limited to, firms that provided both mainframe and desktop computer hardware, bank processing software that tracks loans and deposits, telecommunications services, check clearing and electrical utilities. Even though many providers of these products have advised that they are Year 2000 compliant, United is performing an independent testing and validation that will confirm that this is the case for each product as it is installed and used in United's operations. Generally speaking, United utilizes hardware and software providers that are registered under the Securities and Exchange Act of 1934; the Commission filings for each provider are being reviewed by management to determine if any
significant disclosures with regard to the Year 2000 are made.   In
addition, United has requested all providers of hardware, software, processing services and other systems that are date-sensitive to provide written certification of the Year 2000 status for their product or service. The following table sets forth United's significant material relationships with third parties that, in the opinion of management, could potentially result in business interruption if the product or service provided is not Year 2000 compliant. This table is not intended to itemize all relationships with third-party service providers.


                 Product/Service                   Year 2000 Assessment Status
                 --------------------------        ------------------------------------------
                 Bank processing system            Certified compliant by manufacturer; being
                                                   tested internally
                 Mainframe                         In final phase of internal testing
                 Telecommunications services       Testing scheduled for first quarter of 1999
                 Wire transfers                    Certified compliant by service provider
                 Check clearing                    Certified compliant by service provider

         Expected Costs Associated with Addressing Year 2000

         As part of United's initiative to assess its state of readiness with regard to Year 2000, a budget was developed by the Year 2000
Committee.  The budget is divided into five distinct categories:

                 Consulting     -    costs incurred with the engagement
                                     of third-party consultants and solution
                                     providers assisting management with the
                                     Year 2000 project, to review and
                                     negotiate contracts and insurance coverage and to perform audits of United's state of readiness for the Year 2000.

                 Inventory      -    costs associated with the initial inventory
                                     and review of all of United's systems,
                                     including hardware, software and any
                                     other micro-chip embedded products.

                 Testing        -    costs associated with running tests on
                                     United's systems, both individually and
                                     collectively, to determine if processing is affected by any of the potential problem dates associated with the Year
                                     2000 and documenting the results of the
                                     tests.  These costs may also include
                                     costs to upgrade United's computer
                                     systems to provide sufficient system
                                     resources to perform the tests.

                 Remediation    -    costs incurred to repair, upgrade or
                                     replace hardware, software or other
                                     micro-chip embedded technology
                                     that is not Year 2000 compliant.

                 Resources      -    costs associated with staff training
                                     and customer awareness with regard to
                                     the Year 2000 issue.  Examples of this
                                     type of cost are fees for an employee to attend a seminar on Year 2000 or costs to produce a pamphlet on Year 2000 for United's customers.

     The following table sets forth United's budget for the Year 2000 issue and actual amounts expended as of December 31, 1998. All amounts shown are pre-tax. In addition, the table indicates the percentage of each budget line item (as described above) that is expected to be recognized as current period expense and the percentage that is expected to be recorded as a new asset with expense recognized over the useful life of the asset through charges to depreciation expense.

Year 2000 Budget
(in thousands)

                                          Acutal Costs      % of Budget
                           % of Total   Incurred as of     Expended as of         % of Cost to Be
                  Budget     Budget        31-Dec-98          31-Dec-98       Expensed    Amortized
                 --------------------------------------------------------    ----------------------
Consulting       $   175        9%                  29            17%            100%         0%
Inventory             70        4%                  60            86%            100%         0%
Testing               82        4%                  28            34%            100%         0%
Remediation        1,520       80%               1,344            88%             15%        85%
Resouces              53        3%                  18            34%            100%         0%
                 --------------------------------------------------------    ----------------------
   Total         $ 1,900      100%               1,479            78%             12%        88%
                 ========================================================    ======================

     In accordance with recently issued accounting guidelines on how Year 2000 costs should be recognized for financial statement purposes, United intends to recognize as current period expense all costs associated with the consulting, inventory, testing and resources components of the Year 2000 budget. The costs associated with remediation, which comprise approximately 80% of the Year 2000 budget, are primarily related to the installation of a new wide-area desktop computer network (WAN) that will replace virtually all of the desktop computers, file servers and peripheral equipment currently in use. In addition to being Year 2000 compliant, the new WAN will provide United with a uniform standard desktop computer configuration, internal and external e-mail capability, internet access and savings on telephone communication costs through utilization of the WAN communications backbone for voice communication. United intends to leverage this new WAN technology to increase the levels of employee productivity and improve operating efficiency. The costs of the WAN component of the Year 2000 remediation budget will be recognized over a useful life of three years at a cost of approximately $450,000 per year starting in the first quarter of 1999. This annual cost does not include any of the anticipated savings that the United expects to achieve through improved operating efficiency and reduced telecommunications costs over the next three years.

     United expects to fund the costs associated with preparing for Year 2000 out of its normal operating cash flows. No major information technology initiatives have been postponed as a result of Year 2000 preparation that would have a material impact on United's financial condition or results of operations.

Material Risks Associated with United's Year 2000 Issues

     Credit Risk - United, in the conduct of its ordinary operations, extends credit to individuals, partnerships and corporations. The extension of credit to businesses is based upon an evaluation of the borrower's ability to generate cash flows from operations sufficient to repay principal and interest, in addition to meeting the operating needs of the business. Failure of one of United's business borrowers to adequately prepare for the impact a Year 2000 failure could potentially impair its ability to repay the loan. An example of this would be a loan to a building supply store that has computer accounting systems that fail to recognize Year 2000 and, consequently, are unable to calculate and bill accounts receivable in January 2000. This failure would most likely have a negative impact on the customer's cash flow and, consequently, their ability to repay the loan in accordance with its original terms. United's exposure to Year 2000 credit risk is somewhat mitigated by the fact that only 9% of the $1 billion in outstanding loans are to commercial enterprises.

     In order to assess the Year 2000 risk within the loan portfolio, United's credit administration department developed a risk determination process to determine if any borrower with total debt of $100 thousand or more is dependent upon computer technology. Specifically, this process selectively identified business borrowers (including self-employed individuals) that rely on computer technology or use a supply chain that includes vendors that rely on computer technology. After these borrowers were identified, the loan officer responsible for each account completed a survey that includes 30 questions that examine four key components of Year 2000 preparedness:
Project Planning; Staffing and Resources; Budget; and Contingency Planning. Based on the results of the survey questions the account officer rated each borrower as a "low," "medium" or "high" risk for
Year 2000.   The completed surveys and ratings were then independently
reviewed by United's Loan Review Department, which had authority to request additional information from the borrower and, if necessary, change the Year 2000 risk rating. As of December 31, 1998, the survey, rating and review process was substantially completed. The survey results and indicated that approximately 45%, 48% and 6% of the total aggregate credit exposure for surveyed borrowers were rated low, medium and high Year 2000 risks, respectively.

      Management believes that the allowance for loan losses at December 31, 1998 is sufficient to absorb losses inherent in the loan portfolio, including losses related to failure of borrowers to adequately prepare the direct and indirect impact a Year 2000 computer failure may have on their business. However, additional charges to the provision for loan loss will be made if, in the estimation of management, the increased risk for loan loss related to Year 2000 is not adequately provided for in the allowance for loan losses as of any balance sheet date.

     Liquidity Risk - is the risk to United's earnings and capital arising from an inability to raise sufficient cash to meet obligations as they come due. This risk is a very significant one for United since its primary business is banking, which involves taking deposits that
are generally due upon demand.   Since United uses these deposits to
fund loans and purchase investment securities, a dramatic increase in deposit withdrawals because of Year 2000 problems specific to United or of a more general nature could have an adverse impact on United. Specifically, United could be forced to liquidate investments under adverse market conditions (that is, to sell at a loss) in order to fund a significantly higher level of deposit withdrawal activity. United is assessing its liquidity risk by running various scenarios of deposit withdrawals coincident with the turn of the century, ranging from normal activity to what could be reasonably expected in a panic situation. As of December 31, 1998, the Banks had available federal funds lines of credit totaling approximately $19 million and secured borrowing availability at the FHLB and The Federal Reserve Discount Window totaling $261 million. In addition, United has a $15 million line of credit. Although estimates of deposit withdrawals related to Year 2000 vary widely, management expects liquidity sources to be sufficient to cover deposit withdrawal activity in a variety of scenarios.

     Transaction Risk - is the risk to United's income and capital resulting from failure to deliver one of its products or services in a acceptable manner. An example of transaction risk related to Year 2000 is the ability of United's computer system to properly bill customers for loan payments due and account for the payments when received or the ability of a customer to perform a deposit or withdrawal at an ATM. In both of these examples, the individual customer is directly affected and United is impacted by the collective impact of all incorrectly processed customer transactions. Since all of United's products and services are processed in some manner by computer systems, all aspects of product design, delivery and support are being carefully evaluated in order to determine potential transaction risks.

     United's Year 2000 policy also addresses other risks related to the Year 2000 issue which include, but are not limited to, strategic risk (adverse impact on business decisions or the implementation of business decisions, such as acquisitions); reputational risk (impact of bad publicity on customers and United value); and, legal risk (risk of litigation related to adverse impact of Year 2000 issues on United).

Contingency Planning For Year 2000

     United's Year 2000 committee has presented the board of directors with a written Business Remediation and Business Resumption Contingency Policy. The purpose of this policy is to ensure that United is prepared to address any crisis situation(s) that could result from failure of any of United's systems or third-party vendors and suppliers to recognize Year 2000 critical dates. United's Year 2000 contingency policy is modeled after the FFIEC Interagency Statement on Contingency Planning in Connection with Year 2000 issued in May, 1997 and is comprised of four key phases:

          1. Organizational Planning - identification of core business processes and establishment of a timeline for a Year
             2000 contingency plan.
          2. Business Impact Analysis - determination of Year 2000 failure risks for all core business processes and identification of failure scenarios. The minimal level of acceptable service in the event of failure is also determined.
          3. Development of Contingency Plans - identification and selection of the most reasonable and cost-effective contingency strategy for each core business process in the event of failure.
          4. Contingency Plan Validation - validation of each plan by a qualified independent party and final approval by senior management and the board of directors.



     A core business process is, for the purposes of United's Year 2000 contingency planning, defined as a group of interrelated tasks performed as a basic and integral part of United's daily operation. Examples of core business processes include posting of payments on loans and processing of checks, both which require a complex infrastructure of hardware, software, communications and power. Core business processes are further defined by potential impact on United and its operations. "Mission Critical" core business processes are those which, if not functioning properly because of failure to recognize Year 2000, will most likely cause an immediate loss of revenue and crisis-level customer service problems that could damage United's reputation. United's Year 2000 Committee is currently in the process of developing specific contingency plans that detail precisely how the "most likely worst-case scenarios" resulting from system failure will be handled. The objective of contingency planning is not to duplicate the complete functionality of failed systems, but, rather to identify the most economical means of resuming a minimally acceptable level of service in as short a time as possible.

                       MARKET AND DIVIDEND DATA


     Stock. There is no established public trading market for United's Common Stock. At December 31, 1998, there were 2,874 shareholders of record.

     Dividends. United declared cash dividends of $.15 per common share in 1998 and $.10 per common share in 1997. Federal and state laws and regulations impose restrictions on the ability of United and
the Banks to pay dividends.   Additional information regarding this
item is included in note 16 to the consolidated financial statements and under the heading of "Supervision and Regulation" in Part I of this report.

          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Board of Directors and Stockholders
United Community Banks, Inc.
Blairsville, Georgia

We have audited the consolidated balance sheets of United Community Banks, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Banks, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Porter Keadle Moore, LLP.

Atlanta, Georgia
February 26, 1999


                                       UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

                                                Consolidated Balance Sheets

                                               December 31, 1998 and 1997

                                                         Assets
                                                         ------
                                                                                       1998                    1997
                                                                                       ----                    ----
                                                                                             (In Thousands)
 Cash and due from banks, including reserve requirements
    of $17,978 and $11,000                                                      $      48,510                  60,414
 Federal funds sold                                                                     7,190                   8,420
                                                                                -------------               ---------
    Cash and cash equivalents                                                          55,700                  68,834

 Securities held to maturity (estimated fair value of $59,106 and $70,845)             57,393                  69,559
 Securities available for sale                                                        314,394                 143,894
 Mortgage loans held for sale                                                           8,129                   3,962

 Loans                                                                                999,871                 823,324
    Less allowance for loan losses                                                     11,929                  10,352
                                                                                -------------               ---------
    Loans, net                                                                        987,942                 812,972
                                                                                -------------               ---------

 Premises and equipment, net                                                           38,538                  27,737
 Accrued interest receivable                                                           13,332                  10,985
 Other assets                                                                          23,171                  15,424
                                                                                -------------               ---------
         Total assets                                                           $   1,498,599               1,153,367
                                                                                =============               =========

                                                      Liabilities and Stockholders' Equity
                                                      ------------------------------------
 Liabilities:
    Deposits:
      Demand                                                                    $     143,152                 109,210
      Interest-bearing demand                                                         270,532                 189,280
      Savings                                                                          59,340                  45,280
      Time                                                                            690,100                 633,309
                                                                                -------------               ---------
         Total deposits                                                             1,163,124                 977,079
                                                                                -------------               ---------
    Accrued expenses and other liabilities                                             19,574                   7,274
    Federal funds purchased and repurchase agreements                                  26,520                  33,011
    Federal Home Loan Bank advances                                                   176,854                  43,321
    Long-term debt and other borrowings                                                 1,277                  14,069
    Convertible subordinated debentures                                                 3,500                   3,500
    Guaranteed preferred beneficial interests in company's junior
      subordinated debentures (Trust Preferred Securities)                             21,000                       -
                                                                                -------------               ---------
         Total liabilities                                                           1,411,849              1,078,254
 Commitments

 Stockholders' equity:
    Preferred stock                                                                         -                       -
    Common stock, $1 par value; 10,000,000 shares authorized;
      7,393,605 and 7,385,105 shares issued and outstanding                             7,394                   7,385
    Capital surplus                                                                    24,808                  24,699
    Retained earnings                                                                  53,240                  42,198
    Accumulated other comprehensive income                                              1,308                     831
                                                                                -------------               ---------
         Total stockholders' equity                                                    86,750                  75,113
                                                                                -------------               ---------
         Total liabilities and stockholders' equity                             $   1,498,599               1,153,367
                                                                                =============               =========
(/TABLE>

See accompanying notes to consolidated financial statements.


                                                                    A-31

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                                        Consolidated Statements of Income

                                              For the Years Ended December 31, 1998, 1997 and 1996

                                                                               1998             1997             1996
                                                                               ----             ----             ----
                                                                                  (In Thousands Except Per Share Data)
 Interest income:
    Interest and fees on loans                                        $        93,133           76,722           57,978
    Interest on federal funds sold                                              1,518            1,642            1,096
    Interest on investment securities:
      Taxable                                                                  11,283            9,097            6,837
      Tax exempt                                                                3,205            2,319            1,995
                                                                             --------         --------         --------
    Total interest income                                                     109,139           89,780           67,906
                                                                             --------         --------         --------
 Interest expense:
    Interest on deposits:
      Demand                                                                    9,353            6,712            5,445
      Savings                                                                   1,478            1,190            1,147
      Time                                                                     39,343           34,966           25,569
                                                                             --------         --------         --------
                                                                               50,174           42,868           32,161
    Other borrowings                                                            6,466            3,680            1,930
                                                                             --------         --------         --------
   Total interest expense                                                      56,640           46,548           34,091
                                                                             --------         --------         --------

    Net interest income                                                        52,499           43,232           33,815
 Provision for loan losses                                                      2,372            2,634            1,597
                                                                             --------         --------         --------
    Net interest income after provision for loan losses                        50,127           40,598           32,218
                                                                             --------         --------         --------
 Non-interest income:
    Service charges and fees                                                    3,962            3,505            2,990
    Securities gain (loss), net                                                   800              742             (13)
    Mortgage loan and other related fees                                        1,822            1,157            1,566
    Other non-interest income                                                   2,127            1,576            1,123
                                                                             --------         --------         --------
    Total non-interest income                                                   8,711            6,980            5,666
                                                                             --------         --------         --------
 Non-interest expense:
    Salaries and employee benefits                                             22,887           17,695           13,373
    Occupancy                                                                   6,676            4,726            3,570
    Other non-interest expense                                                 11,535            9,656            7,900
                                                                             --------         --------         --------
    Total non-interest expense                                                 41,098           32,077           24,843
                                                                             --------         --------         --------

    Income before income taxes                                                 17,740           15,501           13,041
 Income taxes                                                                   5,588            4,766            4,114
                                                                             --------         --------         --------
    Net income                                                        $        12,152           10,735            8,927
                                                                             ========         ========         ========
 Basic income per share                                               $          1.64             1.47             1.29
                                                                             ========         ========         ========
 Diluted income per share                                             $          1.62             1.46             1.26
                                                                             ========         ========         ========
(/TABLE>
See accompanying notes to consolidated financial statements.

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

                                                 Consolidated Statements of Comprehensive Income

                                              For the Years Ended December 31, 1998, 1997 and 1996


                                                                        1998                1997             1996
                                                                        ----                ----             ----
                                                                                       (In Thousands)
Net income                                                           $   12,152             10,735          8,927

Other comprehensive income:
  Unrealized holding gains (losses) on investment securities
    available for sale                                                    1,569              2,224            (606)
  Less reclassification adjustment for gains (losses) on
    sales of investment securities available for sale                       800                742             (13)
                                                                       --------             ------         -------
      Total other comprehensive income (loss), before income taxes          769              1,482            (593)


Income tax expense (benefit) related to other comprehensive
  income:
  Unrealized holding gains (losses) on investment securities
    available for sale                                                      596                845            (230)
  Less reclassification adjustment for gains (losses) on
    sales of investment securities available for sale                       304                282              (5)
                                                                       --------             ------         -------
      Total income tax expense (benefit) related to other
         comprehensive income                                               292                563            (225)
                                                                       --------             ------         -------
      Total other comprehensive income (loss), net of tax                   477                919            (368)
                                                                       --------             ------         -------
      Total comprehensive income                                     $   12,629             11,654           8,559
                                                                       ========             ======         =======

(/TABLE>

See accompanying notes to consolidated financial statements.



                                                                   A - 33

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

                                           Consolidated Statements of Changes in Stockholders' Equity

                                              For the Years Ended December 31, 1998, 1997 and 1996

                                                                                                   Accumulated
                                                               Common Stock                           Other
                                                               ------------         Capital    Retained   Comprehensive
                                                          Shares         Amount     Surplus    Earnings      Income     Total
                                                          ------         ------     -------    --------      ------     -----
                                                                         (In Thousands Except Share and Per Share Data)
 Balance, December 31, 1995                               6,944,783     $ 6,945      18,064      23,912        280      49,201

 Change in unrealized gain (loss)
    on securities available for sale,
    net of tax                                                   -            -            -          -       (368)       (368)
 Cash dividends declared, ($.10 per share)                       -            -            -       (677)         -        (677)

 Common stock issued in conversion of
    debentures                                              178,568         179          821          -          -       1,000
 Purchase and retirement of treasury stock
    of pooled entity                                        (38,730)        (39)        (369)         -          -        (408)

 Net income                                                       -           -            -      8,927          -       8,927
                                                          ---------     -------       ------     ------      -----       ------
 Balance, December 31, 1996                               7,084,621       7,085       18,516     32,162        (88)     57,675

 Change in unrealized gain (loss)
    on securities available for sale,
    net of tax                                                    -           -            -          -        919         919
 Cash dividends declared, ($.10 per share)                        -           -            -       (699)         -        (699)

 Net income                                                       -           -            -     10,735          -       10,735
 Proceeds from common stock offering,
    net of offering cost                                    300,000         300        6,177          -          -        6,477

 Proceeds from resale of treasury stock
    of pooled entity                                            484           -            6          -          -            6
                                                          ---------     -------       ------     ------      -----       ------
 Balance, December 31, 1997                               7,385,105       7,385       24,699     42,198        831       75,113

 Change in unrealized gain on securities
    available for sale, net of tax                               -            -            -          -        477          477
 Cash dividends declared, ($.15 per share)                       -            -            -     (1,110)         -       (1,110)

 Net income                                                      -            -            -     12,152          -       12,152
 Proceeds from exercise of stock options                      8,500           9          109          -          -          118
                                                          ---------     -------       ------     ------      -----       ------
 Balance, December 31, 1998                               7,393,605     $ 7,394       24,808     53,240      1,308       86,750
                                                          =========     =======       ======     ======      =====       ======
(/TABLE>



                                                                    A - 34
See accompanying notes to consolidated financial statements.


                                                 UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                                      Consolidated Statements of Cash Flows

                                              For the Years Ended December 31, 1998, 1997 and 1996

                                                                               1998             1997             1996
                                                                               ----             ----             ----
                                                                                           (In Thousands)
                                                                                              (c)
 Cash flows from operating activities:
    Net income                                                            $    12,152           10,735            8,927
    Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation, amortization and accretion                                  2,846            2,448            2,347
      Provision for loan losses                                                 2,372            2,634            1,597
      Provision for deferred income tax expense (benefit)                       (766)            (404)               82
      (Gain) loss on sale of securities available for sale                      (800)            (742)               13
      Change in assets and liabilities, net of effects of purchase acquisitions:
         Other assets and accrued interest receivable                           (256)          (4,729)          (1,439)
         Accrued expenses and other liabilities                                 (142)              681            1,326
         Mortgage loans held for sale                                         (4,167)            2,765            5,321
                                                                          ----------         ---------         --------
 Net cash provided by operating activities                                    11,239            13,388           18,174
                                                                          ----------         ---------         --------
 Cash flows from investing activities, net of effects of purchase acquisitions:
    Cash acquired from acquisitions and branch purchases                      20,282                 -            2,650
    Proceeds from maturities and calls of securities held to maturity         25,439            18,009           21,920
    Purchases of securities held to maturity                                 (13,321)          (10,418)         (13,762)
    Proceeds from sales of securities available for sale                       33,002           32,704           18,065
    Proceeds from maturities and calls of securities available for sale       68,363            22,470           32,652
    Purchases of securities available for sale                              (258,550)         (115,501)         (62,631)
    Net increase in loans                                                   (174,124)         (189,157)        (140,507)
    Purchases of premises and equipment                                      (13,385)           (9,702)          (3,143)
    Purchases of life insurance contracts                                     (8,117)                -                -
    Transaction costs associated with Trust Preferred Securities                (959)                -                -
                                                                           ---------         ---------         --------
 Net cash used in investing activities                                      (321,370)         (251,595)        (144,756)
                                                                          ----------         ---------         --------

 Cash flows from financing activities, net of effects of purchase acquisitions:
    Net change in demand and savings deposits                                105,856            52,297           49,312
    Net change in time deposits                                               56,790           151,482           62,394
    Net change in federal funds purchased and repurchase agreements           (6,491)           33,011                -
    Proceeds from convertible subordinated debentures                              -                 -            3,500
    Proceeds from notes payable                                                    -             4,747                -
    Proceeds from FHLB advances                                              212,249            15,636           29,375
    Proceeds from Trust Preferred Securities                                  21,000                -                 -
    Repayments of notes payable                                              (12,792)           (1,131)            (856)
    Repayments of FHLB advances                                              (78,716)           (7,389)          (3,302)
    Proceeds from exercise of stock options                                      118                 -                -
    Proceeds from sale of common stock                                             -             6,477                -
    Purchase of treasury stock of pooled entity                                    -                 -             (408)
    Proceeds from resale of treasury stock of pooled entity                        -                 6                -
    Cash paid for dividends                                                   (1,017)             (765)            (677)
                                                                          ----------         ---------         --------
 Net cash provided by financing activities                                   296,997           254,371          139,338
                                                                          ----------         ---------         --------
 Net change in cash and cash equivalents                                    (13,134)            16,164           12,756

 Cash and cash equivalents at beginning of period                             68,834            52,670           39,914
                                                                          ----------         ---------         --------
 Cash and cash equivalents at end of period                               $   55,700            68,834           52,670
                                                                          ==========         =========         ========
 (/TABLE>

 See accompanying notes to consolidated financial statements.



                                                                   A - 35

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              Notes to Consolidated Financial Statements

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting principles followed by United Community Banks, Inc.
   ("United") and its subsidiaries and the methods of applying these principles conform with generally accepted accounting principles and with general practices within the banking industry. The following is a description of the more significant of those policies.

   Organization and Basis of Presentation
   --------------------------------------
   United is a six bank holding company whose business is conducted by its wholly-owned bank subsidiaries. United is subject to regulation under the Bank Holding Company Act of 1956. The consolidated financial statements include the accounts of United Community
   Banks, Inc. and its wholly-owned commercial bank subsidiaries,
   United Community Bank, Blairsville, Georgia ("UCB"), Carolina
   Community Bank, Murphy, North Carolina ("Carolina"), Peoples Bank
   of Fannin County, Blue Ridge, Georgia ("Peoples"), Towns County
   Bank, Hiawassee, Georgia ("Towns"), White County Bank, Cleveland,
   Georgia ("White"), First Clayton Bank and Trust, Clayton, Georgia
   ("Clayton") (collectively, the "Banks") and United Family Finance
   Company, Inc. ("Finance"), a finance company subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in prior years'
   financial statements have been reclassified to conform with the current financial statement presentations.

   The Banks are commercial banks which serve markets throughout North
   Georgia and Western North Carolina and provide a full range of customary banking services. The Banks are insured and subject to the regulation of the Federal Deposit Insurance Corporation
   ("FDIC").

   In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

   Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these valuations, management obtains independent appraisals for significant properties.

   A substantial portion of United's loans are secured by real estate located in North Georgia and Western North Carolina. Accordingly, the ultimate collectibility of a substantial portion of United's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

   Investment Securities
   ---------------------
   United classifies its securities in one of three categories: held to maturity, available for sale, or trading. Trading securities are bought and held principally for the purpose of selling them in the near term. United does not have investments classified in the trading category. Held to maturity securities are those securities for which United has the ability and intent to hold until maturity.
   All other securities are classified as available for sale.


   Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from income and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of stockholders' equity for securities transferred from available for sale to held to maturity are maintained and amortized into income over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

                                  A - 36

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued


   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

   Investment Securities, continued
   ----------------------
   A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to income and establishes a new cost basis for the security.

   Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in income and are derived using the specific identification method for determining the cost of securities sold.

   Mortgage Loans Held for Sale
   ----------------------------
   Mortgage loans held for sale are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net income of the period in which the change occurs. No market valuation allowances were required at December 31, 1998 or 1997.

   Loans and Allowance for Loan Losses
   -----------------------------------
   All loans are stated at principal amount outstanding. Interest on loans is primarily calculated by using the simple interest method on daily balances of the principal amount outstanding.

   Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

   A loan is impaired when, based on current information and events, it is probable that all amounts due, according to the contractual terms of the loan, will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using the cash-basis method of accounting during the time within the period in which the loans were impaired. The Banks had no material amounts of impaired loans at December 31, 1998 or 1997.

   The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

   Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five through eight are assigned allocations of loss based on the standard regulatory loss percentages set forth in the FDIC Interagency Policy Statement on the Allowance for Loan and Lease Losses issued in 1993. Loans graded one through four are allocated loss ranges based on historical loss experience for the previous five years. The combination of these results are compared quarterly to the recorded allowance for loan losses and material deficiencies are adjusted by increasing the provision for loan losses. Management has a devoted internal loan review department that is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

                                  A - 37

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued


   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

   Loans and Allowance for Loan Losses, continued
   ------------------------------------
   Management believes the allowance for loan losses is adequate.
   While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review United's allowance for loan losses. Such agencies may require United to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

   Premises and Equipment
   ----------------------
   Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Costs incurred for maintenance and repairs are expensed currently. The range of estimated useful lives for buildings and improvements is 15 to 40 years, and for furniture and equipment, 3 to 10 years.

   Goodwill and Deposit-Based Intangibles
   --------------------------------------
   Goodwill, arising from the excess cost over the fair value of net assets acquired of purchased bank subsidiaries, is amortized on a straight-line basis over periods not exceeding 25 years. Deposit assumption premiums paid in connection with the branch bank purchases are being amortized over 15 years, the estimated life of the deposit base acquired. On an ongoing basis, management reviews the valuation and amortization periods of goodwill and the deposit assumption premiums to determine if events and circumstances require the remaining lives to be reduced.

   Mortgage Servicing Rights
   -------------------------
   United's mortgage banking division accounts for mortgage servicing rights as a separate asset regardless of whether the servicing rights are acquired through purchase or origination. United's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. Impairment analysis is performed quarterly after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1998 and 1997, no valuation allowances were required for United's mortgage servicing rights.

   United recognized approximately $15,000 and $137,000 in servicing assets during 1997 and 1996, respectively, and recognized
   amortization expense relating to servicing assets of approximately
   $387,000, $144,000 and $267,000 during 1998, 1997 and 1996, respectively.  During 1996, United sold mortgage loan servicing rights with a net book value of approximately $1,254,000.  No such sales occurred during 1998 or 1997.
   Income Taxes
   ------------
   Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

   In the event the future tax consequences of differences between the financial reporting bases and the tax bases of United's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.


                                  A - 38

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

   Interest Rate Risk Management
   -----------------------------
   As part of United's overall interest rate risk management, interest rate swaps, floors and caps are utilized. These contracts are designated by United as hedges of interest rate exposures, and interest income or expense derived from these contracts is recorded over the life of the contract as an adjustment to interest income or expense of the instruments hedged.

   Other
   -----
   Property (other than cash deposits) held by the Banks in a fiduciary or agency capacity for customers is not included in the consolidated balance sheets since such items are not assets of the
   Banks.

   Comprehensive Income
   --------------------
   In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting
   Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.
   United has elected to present comprehensive income in a separate consolidated statement of comprehensive income. Accumulated other comprehensive income is solely related to the net of tax effect of unrealized gains on securities available for sale.

   Recent Accounting Pronouncements
   --------------------------------
   In 1998, the Financial Accounting Standards Board issued SFAS No.
   133, "Accounting for Derivative Instruments and Hedging
   Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts.  It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. Instruments used as fair value hedges account for the change in fair value in the income of the period simultaneous with accounting for the fair value change of the item being hedged. Cash flow hedges account for the change in fair value of the effective portion in comprehensive income rather than income, and foreign currency hedges are accounted for in comprehensive income as part of the translation adjustment. Derivative instruments that are not intended as a hedge account for the change in fair value in the income of the period of the change. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. United adopted SFAS No. 133 as of January 1, 1999, and transferred all held to maturity securities to available for sale which increased stockholders' equity by $1.1 million for the net of tax effect for the unrealized gains.


             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued


   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

   Income Per Share
   ----------------
   United is required to report income per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants to be presented on the face of the statements of income.
   Basic income per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted income per common share.  Additionally,
   United must reconcile the amounts used in the computation of both basic income per share and diluted income per share. Income per common share amounts for the years ended December 31, 1998, 1997 and 1996 are as follows (dollars and shares in thousands, except for per share data):


                                                      For the Year Ended December 31, 1998

                                                                                       Weighted
                                                                                    Average Common
                                                                   Net Income           Shares            Per Share
                                                                   (Numerator)       (Denominator)         Amount
                                                                  ------------       -------------         ------
     Basic income per share                                       $     12,152             7,392          $  1.64
                                                                                                             ====
     Effect of dilutive securities:
      Stock options                                                          -                86
      Convertible debentures                                               187               140
                                                                        ------             -----
     Diluted income per share                                     $     12,339             7,618          $  1.62
                                                                        ======             =====             ====
(/TABLE>


                                                      For the Year Ended December 31, 1997

                                                                                       Weighted
                                                                                    Average Common
                                                                   Net Income           Shares            Per Share
                                                                   (Numerator)       (Denominator)         Amount
                                                                  ------------       -------------         ------
     Basic income per share                                       $     10,735             7,301          $ 1.47

     Effect of dilutive securities:
      Stock options                                                          -                47
      Convertible debentures                                               189               140
                                                                        ------             -----
     Diluted income per share                                     $     10,924             7,488          $ 1.46
                                                                        ======             =====            ====
(/TABLE>

                                                                    A - 40

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                              Notes to Consolidated Financial Statements, continued


     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

     Income Per Share, continued
     ----------------
                                                      For the Year Ended December 31, 1996

                                                                                       Weighted
                                                                                    Average Common
                                                                   Net Income           Shares            Per Share
                                                                   (Numerator)       (Denominator)         Amount
                                                                   -----------       -------------         ------
      Basic income per share                                      $    8,927               6,919           $ 1.29

      Effect of dilutive securities:
       Stock options                                                       -                  30
       Convertible debentures                                             56                 161
                                                                       -----               -----
      Diluted income per share                                    $    8,983               7,110           $ 1.26
                                                                       =====               =====             ====

(1) Mergers and Acquisitions
    On January 21, 1999, United entered into a definitive agreement to acquire the stock of Adairsville Bancshares, Inc. ("Adairsville"), a bank located in Bartow County, Georgia. As of December 31, 1998, Adairsville had $37.1 million of total assets and $4.0 million of total equity. This acquisition is expected to close during the first quarter of 1999 and will be accounted for as a purchase transaction.

    On January 30, 1998, Peoples assumed deposits of $23.4 million and purchased certain assets totaling $3.7 million of a branch in Ellijay, Georgia.

    Effective September 12, 1997, United acquired, for 646,257 shares of its $1 par value common stock and approximately $7,000 paid for fractional shares, all of the outstanding common stock of First Clayton Bancshares, Inc., a $73 million one bank holding company, located in Clayton, Georgia. The acquisition was accounted for as a pooling of interests.

    On September 28, 1996, UCB assumed deposits of $23.7 million and purchased certain assets totaling $21.1 million of a branch in Cornelia, Georgia.

(2) Cash Flows
    United paid approximately $56 million, $45 million and $34 million in interest on deposits and other liabilities during 1998, 1997 and 1996, respectively.

                                                                                 For the Years Ended December 31,
                                                                                 ----------------------------------
                                                                                 1998           1997           1996
                                                                                 ----           ----           ----
      Schedule of noncash investing and financing activities (in thousands):
      Conversion of subordinated debentures into 178,568 shares
         of common stock                                                     $       -             -          1,000
      Change in unrealized gain (loss) on securities available for sale,
         net of tax                                                          $     477           919           (368)
      Change in dividends payable                                            $      93           (66)             -
      Deposit liabilities assumed in branch acquisition                      $  23,399             -         23,762
      Assets acquired in branch acquisition, other than cash and
         cash equivalents                                                    $   3,246             -         21,115
      Investment securities purchase obligations                             $  10,645             -              -
(/TABLE>

                                                             A - 41

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued


(3) Investment Securities
    Investment securities at December 31, 1998 and 1997, are as follows
    (in thousands):

                                                                        December 31, 1998
                                                                        -----------------
                                                                      Gross          Gross        Estimated
                                                      Amortized    Unrealized     Unrealized        Fair
                                                        Cost         Gains          Losses         Value
                                                        ----         -----          ------         -----
      Securities Available for Sale
           U.S. Treasuries                       $       32,090           990              -         33,080
           U.S. Government agencies                      40,559           479              9         41,029
           State and political subdivisions              20,211           365             64         20,512
           Mortgage-backed securities                   208,772           924            480        209,216
           Other                                         10,615             1             59         10,557
                                                       --------        ------            ---        -------
             Total                               $      312,247         2,759            612        314,394
                                                       ========        ======            ===        =======
      Securities Held to Maturity:

           U.S. Government agencies              $        1,885             9              4          1,890
           State and political subdivisions              53,386         1,691             33         55,044
           Mortgage-backed securities                     2,122            55              5          2,172
                                                       --------        ------            ---        -------
             Total                               $       57,393         1,755             42         59,106
                                                       ========        ======            ===        =======

                                                                        December 31, 1997
                                                                        -----------------
                                                                      Gross          Gross        Estimated
                                                      Amortized     Unrealized     Unrealized       Fair
     Securities Available for Sale:                     Cost         Gains          Losses         Value
                                                        ----         -----          ------         -----

           U.S. Treasuries                       $       46,304           642              1         46,945
           U.S. Government agencies                      45,317           268             33         45,552
           State and political subdivisions              11,675           189              4         11,860
           Mortgage-backed securities                    32,970           387             10         33,347
           Other                                          6,256             -             66          6,190
                                                       --------        ------            ---        -------
             Total                               $      142,522         1,486            114        143,894
                                                       ========        ======            ====       =======
     Securities Held to Maturity:

           U.S. Treasuries                       $          500             6              -            506
           U.S. Government agencies                      22,361            35             57         22,339
           State and political subdivisions              42,330         1,211              8         43,533
           Mortgage-backed securities                     4,368           109             10          4,467
                                                       --------        ------            ---        -------
             Total                               $       69,559         1,361             75         70,845
                                                       ========        ======            ===        =======
(/TABLE>
    The amortized cost and estimated fair value of the securities portfolio at December 31, 1998, by contractual maturity, is presented in the following table. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                              Notes to Consolidated Financial Statements, continued

(3) Investment Securities, continued

                                                         Securities Held                   Securities Available
                                                           to Maturity                           for Sale
                                                    Amortized         Estimated          Amortized          Estimated
                                                      Cost            Fair Value            Cost           Fair Value
                                                      ----            ----------            ----           ----------
    U.S. Treasuries:
      Within 1 year                              $          -                  -             5,113              5,173
      1 to 5 years                                          -                  -            26,977             27,907
                                                      -------             ------            ------             ------
                                                 $          -                  -            32,090             33,080
                                                      =======             ======            ======             ======
    U.S. Government agencies:
      Within 1 year                              $        800                805             4,015              4,033
      1 to 5 years                                        999                998            31,349             31,789
      5 to 10 years                                        86                 87             5,000              5,013
      More than 10 years                                    -                  -               195                194
                                                      -------             ------            ------             ------
                                                 $      1,885              1,890            40,559             41,029
                                                      =======             ======            ======             ======
    State and political subdivisions:
      Within 1 year                              $      3,378              3,398               877                888
      1 to 5years                                      24,909             25,535             6,091              6,202
      5 to 10 years                                    19,204             20,010             6,851              6,980
      More than 10 years                                5,895              6,101             6,392              6,442
                                                      -------             ------            ------             ------
                                                 $     53,386             55,044            20,211             20,512

    Other:
      More than 10 years                         $          -                  -            10,615             10,557
                                                      ========            =======           ======             ======
    Total securities other than mortgage-backed
      securities:
      Within 1 year                              $      4,178              4,203            10,005             10,094
      1 to 5 years                                     25,908             26,533            64,417             65,898
      5 to 10 years                                    19,290             20,097            11,851             11,993
      More than 10 years                                5,895              6,101            17,202             17,193
      Mortgage-backed securities                        2,122              2,172           208,772            209,216
                                                      -------             ------           -------            -------
                                                 $     57,393             59,106           312,247            314,394
                                                      =======             ======           =======            =======
(/TABLE>

   There were no sales of securities held to maturity during 1998, 1997 and 1996. Proceeds from sales of securities available for sale during 1998, 1997 and 1996 were $33 million, $33 million and $18 million, respectively. Gross gains of $803,000, $767,000 and $53,000 for 1998, 1997 and 1996, respectively, along with gross losses of $3,000, $25,000 and $66,000 for 1998, 1997 and 1996,
   respectively, were realized on those sales. Income tax expense
   (benefit) recognized on these gains and losses was $312,000, $289,000 and ($5,000) in 1998, 1997 and 1996, respectively.

   Securities with a carrying value of $89 million and $65 million at December 31, 1998 and 1997, respectively, were pledged to secure public deposits as required by law.


             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued


(4) Loans and Allowance for Loan Losses
    Major classifications of loans at December 31, 1998 and 1997, are summarized as follows (in thousands):

                                                            1998           1997
                                                            ----           ----

       Commercial, financial and agricultural         $    89,779        105,462
       Real estate - construction                         116,481         78,699
       Real estate - mortgage                             673,631        523,629
       Consumer                                           119,980        115,534
                                                          -------        -------

       Total loans                                        999,871        823,324

       Less allowance for loan losses                      11,929         10,352
                                                          -------        -------
       Loans, net                                     $   987,942        812,972
                                                          =======        =======

   The Banks grant loans and extensions of credit to individuals and a variety of firms and corporations located primarily in counties in northern Georgia and western North Carolina. Although the Banks have diversified loan portfolios, a substantial portion of the loan portfolios is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

   During 1998 and 1997, certain executive officers and directors of United and its Banks, including their immediate families and companies with which they are associated, maintained a variety of banking relationships with the Banks. Total loans outstanding to these persons at December 31, 1998 and 1997 amounted to $20,222,000 and $15,811,000, respectively. The change from December 31, 1997 to December 31, 1998 reflects payments amounting to $9,526,000 and advances of $13,937,000. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk.

    Changes in the allowance for loan losses are summarized as follows
   (in thousands):

                                                          1998         1997             1996
                                                          ----         ----             ----
      Balance at beginning of year                    $  10,352        8,125           6,884
      Provisions charged to income                        2,372        2,634           1,597
      Loans charged off                                  (1,288)        (797)           (695)
      Recoveries of loans previously charged off            493          390             339
                                                         ------       ------           -----
      Balance at end of year                          $  11,929       10,352           8,125
                                                         ======       ======           =====
(/TABLE>

     United serviced approximately $73.6 and $103.5 million of mortgage loans for others at December 31, 1998 and 1997, respectively.

                                                     A - 44

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                              Notes to Consolidated Financial Statements, continued

(5) Premises and Equipment
    Premises and equipment at December 31, 1998 and 1997, are summarized as follows (in thousands):
                                                             1998          1997
                                                             ----          ----

               Land and land improvements               $   7,509          6,102
               Building and improvements                   17,678         14,001
               Furniture and equipment                     19,642         15,018
               Construction in progress                     5,907          2,919
                                                         --------        -------
                                                           50,736         38,040
                    Less accumulated depreciation          12,198         10,303
                                                         --------        -------
                                                        $  38,538         27,737
                                                         ========        =======

   Depreciation expense was approximately $2.6 million, $2.1 million and $1.6 million in 1998, 1997 and 1996, respectively.

(6) Time Deposits
    The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $208,120,000 and $156,803,000 at December 31, 1998 and 1997, respectively.

    At December 31, 1998, contractual maturities of time deposits are summarized as follows (in thousands):

                 Maturing In:
                 ------------
                 1999                                      $  582,722
                 2000                                          75,360
                 2001                                          17,759
                 2002                                          11,677
                 2003                                           2,582
                                                            ---------
                                                           $  690,100
                                                            =========

(7) Federal Home Loan Bank Advances
    The Banks have advances from the Federal Home Loan Bank ("FHLB") with monthly interest payments and principal payments due at various maturity dates and interest rates ranging from 4.29% to 7.81% at December 31, 1998. The FHLB advances are collateralized by first mortgage loans and FHLB stock.

    Advances from FHLB outstanding at December 31, 1998 mature as follows (in thousands):

          Year
          ----

          1999                              $33,083
          2000                                5,807
          2001                               27,307
          2002                               26,432
          2003                               47,671
          2004 and thereafter                36,554
                                           --------
                                         $  176,854
                                           ========

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

(8)  Long-Term Debt and Other Borrowings
     Long-term debt and other borrowings at December 31, 1998 and 1997 consisted of the following (in thousands):


                                                                                                                1998       1997
                                                                                                                ----       ----
     Line of credit borrowings, due in quarterly installments of $321,455 during 1997, plus interest,  through January 2005, secured by common stock of the Bank Subsidiaries.
       Interest is variable based on the prime rate less 1.25%. The loan agreement, which expires in 2005, contains covenants and restrictions pertaining to the maintenance of certain financial ratios,  limitations on the incurrence of additional debt, and the declaration of dividends or
       other capital transactions and provides for borrowings up to $15 million.                            $       -     12,722

     Commercial paper of Finance, due at maturity during 1999 and unsecured.
       Interest is from 7.00% to 7.25% and is payable monthly.                                                  1,277      1,347
                                                                                                                -----     ------

                                                                                                            $   1,277     14,069
                                                                                                                =====     ======
(/TABLE>

(9) Convertible Subordinated Debentures
    On December 31, 1996, the holders of convertible debentures of United due July 1, 2000 (the "2000 Debentures"), which bore interest at a fixed rate of 9% per annum, converted the 2000
    Debentures into an aggregate of 178,568 shares of common stock in accordance with their terms and pursuant to an additional six month period for conversion extended by United in order to comply with certain obligations of United to provide the holders with notice of the conversion termination date.

    On December 31, 1996, United also completed a private placement of convertible subordinated debentures due December 31, 2006 (the
    "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum, payable in quarterly installments commencing on April 1, 1997. The 2006 Debentures may be redeemed, in whole or in part, on or after January 1, 1998, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed plus interest accrued and unpaid as of the date of redemption. The holders of the 2006 Debentures not called for redemption will have the right, exercisable at any time up to December 31, 2006, to convert such Debenture at the principal amount thereof into shares of common stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

    Certain directors and executive officers of United held convertible debentures totaling $2,875,000 and $3,025,000 at December 31, 1998 and 1997, respectively.

(10) Trust Preferred Securities
    In July, 1998, United formed a wholly owned Delaware statutory business trust, United Community Capital Trust ("United Trust"), which issued $21 million of guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures that qualify as Tier 1 capital under Federal Reserve
    Board guidelines. All of the common securities of United Trust are owned by United. The proceeds from the issuance of the Common
    Securities and the Trust Preferred Securities were used by United
    Trust to purchase $21.7 million of junior subordinated debentures of United which carry a fixed interest rate of 8.125 percent. The proceeds received by United from the sale of the junior subordinated debentures were used to prepay line of credit borrowings of approximately $11.8 million and for further investments in the Banks. The debentures represent the sole asset of United Trust. The debentures and related income statement effects are eliminated in United's financial statements.

    The Trust Preferred Securities accrue and pay distributions semiannually at a fixed rate of 8.125 percent per annum of the stated liquidation value of $1,000 per capital security. United has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust
    Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by United
    Trust, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of United Trust.


                                  A - 46

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

(10) Trust Preferred Securities, continued
     The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on July 15, 2028, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Trust: (i) in whole or in part, on or after July 15, 2008, and (ii) in whole (but not in part) at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment time (as defined in the offering circular).
     As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 4.06 percent in 2008 to 0.41 percent in 2017.

(11) Income Taxes
     During 1998, 1997 and 1996, United made income tax payments of approximately $6.1 million, $5.5 million and $4.0 million, respectively.

    The components of income tax expense for the years ended December 31, 1998, 1997 and 1996 are as follows (in thousands):

                                                            1998         1997         1996
                                                            ----         ----         ----
               Current                                 $   6,354        5,170         4,032
               Deferred (reduction)                         (766)        (404)           82
                                                           -----        -----         -----
                                                       $   5,588        4,766         4,114
                                                           =====        =====         =====
(/TABLE>
     The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate (34 percent) to income before income taxes are as follows (in thousands):

                                                            1998        1997          1996
                                                            ----        ----          ----
              Pretax income at statutory rates         $   6,032       5,270         4,434
              Add (deduct):
              Tax-exempt interest income                  (1,142)       (878)         (828)
                 Nondeductible interest expense              224         147           127
                 Other                                       474         227           381
                                                          ------       -----         -----
                                                       $   5,588       4,766         4,114
                                                         =======       =====         =====
(/TABLE>
     The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset at December 31, 1998 and 1997 (in thousands):

                                                                            1998          1997
                                                                            ----          ----
              Deferred tax assets:
              Allowance for loan losses                             $      4,654         3,531
              Net operating loss and credit carryforwards                      -            42
              Other                                                          122            32
                                                                          ------        ------
                  Gross deferred tax assets                                4,776         3,605
                 Deferred tax liabilities:                                ------        ------
                 Premises and equipment                                   (1,567)       (1,326)
                 Unrealized gain on securities available for sale           (866)         (541)
                 Other                                                      (229)          (65)
                                                                          ------        ------
                     Gross deferred tax liabilities                       (2,662)       (1,932)
                                                                         -------        ------
                     Net deferred tax asset                         $      2,114         1,673
                                                                         =======        ======
(/TABLE>

                                  A - 47

                   UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
               Notes to Consolidated Financial Statements, continued


(12) Employee Benefit Plans
     United has contributory employee benefit plans covering substantially all employees, subject to certain minimum service requirements. United's contribution to the plans is determined annually by the Board of Directors and amounted to approximately
     $1,025,000, $803,000 and $583,000 in 1998, 1997, and 1996,
     respectively. In December 1998, the Banks purchased life insurance contracts totaling $8.1 million. These contracts are to provide income and increase in asset value from which benefits will be paid to certain officers under a salary continuation program anticipated to be completed during 1999.

(13) Regulatory Matters
     United and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies.
     Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined) to risk-weighted assets
    (as defined), and of Tier 1 capital (as defined) to average assets
    (as defined). Management believes, as of December 31, 1998, that the Banks meet all capital adequacy requirements to which they are subject.

    Minimum ratios required by the Banks to ensure capital adequacy are 8% for total capital to risk weighted assets and 4% each for Tier 1 capital to risk weighted assets and Tier 1 capital to average assets. Minimum ratios required by the Banks to be well capitalized under prompt corrective action provisions are 10% for total capital to risk weighted assets, 6% for Tier 1 capital to risk weighted assets and 5% for Tier 1 capital to average assets.
    Minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions are presented below for United and its most significant subsidiaries
    (in thousands). Prompt corrective action provisions do not apply to bank holding companies.

                                                Minimum                Minimum                   Minimum
                                            Total Risk Based       Tier 1 Risk Based         Tier 1 Leverage
                                            ----------------       -----------------         ---------------
                                                      Prompt                  Prompt                     Prompt
                                        Capital     Corrective   Capital     Corrective     Capital     Corrective
           1998                        Adequacy      Action      Adequacy      Action      Adequacy       Action
           ----                        --------     ----------   --------    ----------    --------      ---------
       Consolidated              $       83,357         N/A       41,678          N/A        56,221          N/A
       UCB                               27,819      34,774       13,910       20,864        18,811       23,514
       Carolina                          22,814      28,517       11,407       17,110        16,965       21,207

          1997
          ----
       Consolidated              $       63,520         N/A       31,777          N/A        47,374          N/A
       UCB                               24,391      30,488       12,195       18,293        15,503       19,379
       Carolina                          17,213      21,516        8,606       12,910        12,980       16,226
(/TABLE>

                                 A - 48

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                              Notes to Consolidated Financial Statements, continued


(13)  Regulatory Matters, continued
      Actual capital amounts and ratios for United and its most significant
      Banks as of December 31, 1998 and 1997, are as follows (in thousands):


                                               Actual                    Actual                    Actual
                                          Total Risk Based         Tier 1 Risk Based          Tier 1 Leverage
                                          -----------------        -----------------          ---------------
                                         Actual                   Actual                    Actual
                 1998                    Amount       Ratio       Amount       Ratio        Amount        Ratio
                 ----                    ------       -----       ------       -----        ------        -----
         Consolidated              $    114,637      11.00%       99,209        9.52%        99,209       7.06%
         UCB                             39,272      11.29%       35,209       10.13%        35,209       7.49%
         Carolina                        30,374      10.65%       26,808        9.40%        26,808       6.32%

                1997
                ----
         Consolidated               $    81,614      10.28%       68,184        8.59%        68,184       5.76%
         UCB                             33,303      10.92%       29,733        9.75%        29,733       7.67%
         Carolina                        23,260      10.81%       20,566        9.56%        20,566       6.34%
(/TABLE>

         As of December 31, 1998 and 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized each of the Banks as well capitalized under the regulatory framework for prompt corrective action.

(14) Commitments
     The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit, letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

    The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit and financial guarantees written is represented by the contractual amount of these instruments. The
    Banks use the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. In most cases collateral or other security is required to support financial instruments with credit risk.

    The following table summarizes, as of December 31, 1998 and 1997, the contract or notional amount of off-balance sheet instruments
    (in thousands):

                                                                                             1998          1997
                                                                                             ----          ----
      Financial instruments whose contract amounts represent credit risk:
             Commitments to extend credit                                          $      129,111         106,040
             Standby letters of credit                                             $        8,632           2,520
             Interest rate contracts:
               Swap agreements                                                     $       10,000          35,000
               Floors purchased                                                    $            -          50,000
               Rate cap agreements                                                 $       20,000               -
(/TABLE>

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.



                               A - 49

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

(14) Commitments, continued
    Standby letters of credit and financial guarantees written are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold real estate, certificates of deposit, equipment and automobiles as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

    Derivative financial instruments include forwards, futures, swaps, options, and other instruments with similar characteristics. In general terms, derivative instruments are contracts or agreements whose value can be derived from interest rates, currency exchange rates and financial indices. The Banks use interest rate contracts in balance sheet management activities, the objective of which is to minimize the risk inherent in the asset and liability interest rate structure. The Banks do not use derivative financial instruments for trading purposes. Interest rate contracts include an agreement with a counterparty to exchange cash flow based on the movement of an underlying interest rate included such as the prime rate or the London Interbank Borrowing Rate (LIBOR). A swap agreement involves the exchanges of a series of interest payments, either at a fixed or variable rate, based on a notional amount without the exchange of the underlying principal. An interest rate floor contract allows a party, for a purchase premium, to receive income if a predetermined interest rate falls below a predetermined level. Rate cap agreements are legal contracts that allow the purchaser to place a maximum level on a floating index, and for a one-time, up-front fee, the purchaser has purchased the right to receive income if a predetermined interest rate rises above a predetermined level. Income or expense on interest rate contracts used by the Banks to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the related interest earning asset or interest bearing liability over the period covered by the contracts. Amounts accrued relating to such contracts are included in accrued expenses and other liabilities and amounts prepaid are included in other assets as of the balance sheet date.

    The Banks' exposure from these interest rate contracts results from the possibility that one party may default on its contractual obligation (credit risk) or from the movement of interest rates
    (market risk). Credit risk is limited to the positive market value of the derivative, which is significantly less than its notional value since the notional amount only represents the basis for determining the exchange of the cash flows. Credit risk is minimized by performing credit reviews of the counterparties to the contract or by conducting activities through organized exchanges.

(15) Preferred Stock
    United may issue preferred stock in one or more series as established by resolution of the Board of Directors, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board of Directors. At December 31, 1998 and 1997, there were no preferred shares issued or outstanding.

(16) Stockholders' Equity
    Dividends paid by the Banks are the primary source of funds available to United for payment of dividends to its stockholders and other needs. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Banks. At December 31, 1998, approximately $17.2 million of the
    Banks' net assets were available for payment of dividends without prior approval from the regulatory authorities. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of each Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends from the Banks.

    During 1997, United issued 300,000 shares of common stock for approximately $6,477,000, net of offering costs. The proceeds from this sale of stock were used to inject capital into the Banks and for general corporate purposes.

    During 1995, the Board of Directors adopted the Key Employee Stock
    Option Plan. Under this plan, options can be granted for up to 300,000 shares of United's common stock at a price equal to the fair market value at the date of grant. At December 31, 1998, 76,296 shares were available for grant under this plan.

                               A - 50

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

(16)  Stockholders' Equity, continued
    SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No.
    123") became effective for United on January 1, 1996. This statement encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. United has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting
    Principles Board Opinion No. 25 and its related interpretations. No compensation expense has been recognized in 1998, 1997 or 1996 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, United's income and income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                                   1998         1997         1996
                                                                                   ----         ----         ----
       Net income                                      As reported        $       12,152       10,735        8,927
                                                       Pro forma          $       11,991       10,526        8,893

       Basic income per share                          As reported        $         1.64         1.47        1 .29
                                                       Pro forma          $         1.62         1.44        1 .29

       Diluted income per share                        As reported        $         1.62         1.46        1 .26
                                                       Pro forma          $         1.60         1.43        1 .25
(/TABLE>

   The fair value of each option granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1998, 1997 and 1996: dividend yield of 1%, risk free interest rate of 6% and an expected life of 10 years.

    A summary of activity in United's stock option plan is presented below:

                                                                                 Weighted
                                                                                   Average              Range
                                                                    Option       Option Price          of Price
                                                                    Shares         Per Share           Per Share
                                                                    ------         ---------           ---------
         Options outstanding at December 31, 1995                   50,000      $    10.00        $      10.00
         Options granted in 1996                                    42,000      $    18.00        $      18.00
                                                                  --------
         Options outstanding at December 31, 1996                   92,000      $    13.65        $  10.00 - 18.00
         Options granted in 1997                                    79,704      $    22.15        $  22.00 - 22.51
                                                                  --------
         Options outstanding at December 31, 1997                  171,704      $    17.60        $  10.00 - 22.51
         Options granted in 1998                                    55,500      $    30.05        $  30.00 - 32.50
         Options exercised in 1998                                  (8,500)     $    13.95        $  10.00 - 22.00
         Options forfeited in 1998                                  (3,500)     $    20.40        $  18.00 - 22.00
                                                                  --------
         Options outstanding at December 31, 1998                  215,204      $    20.91        $ 10.00 - 32.50
                                                                  ========

   Options on 124,404, 102,104 and 58,400 shares were exercisable at December 31, 1998, 1997 and 1996, respectively. The weighted average grant-date fair value of options granted in 1998, 1997 and 1996 was $10.63, $7.93 and $6.45, respectively. Such options have a weighted average remaining contractual life of approximately 8 years as of December 31, 1998.

(17) Supplemental Financial Data
     Components of other non-interest expenses in excess of 1% of total interest and non-interest income for the years ended December 31, 1998, 1997 and 1996 are as follows (in thousands):

                                              1998     1997   1996
                                              ----     ----   ----
          Stationery and supplies            $1,002     831  1,152
          Advertising                        $1,381   1,486    704

                                     A - 51

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

(18) United Community Banks, Inc. (Parent Company Only) Financial
     Information

                                                   Balance Sheets
                                             December 31, 1998 and 1997
                                                                                           1998        1997
                                                                                           ----        ----
                                                                                             (In Thousands)
                                                       Assets
                                                       ------
      Cash                                                                           $         424         281
      Investment in subsidiaries                                                           102,695      82,902
      Other assets                                                                           8,981       8,995
                                                                                           -------      ------
                                                                                     $     112,100      92,178
                                                                                           =======      ======

                                       Liabilities and Stockholders' Equity
                                       ------------------------------------

      Other liabilities                                                              $        200          843
      Notes payable                                                                             -       12,722
      Convertible subordinated debentures                                                   3,500        3,500
      Junior subordinated debentures                                                       21,650         -
      Stockholders' equity                                                                 86,750       75,113
                                                                                          -------       ------
                                                                                     $    112,100       92,178
                                                                                          =======       ======
                                                              Statements of Income
                                              For the Years Ended December 31, 1998, 1997 and 1996

                                                                              1998           1997         1996
                                                                              ----           ----         ----
                                                                                       (In Thousands)
      Income:
         Dividends from Banks                                        $        3,855          1,150       5,361
         Other                                                                2,868            730          87
                                                                              -----          -----       -----
                 Total income                                                 6,723          1,880       5,448
                                                                              -----          -----       -----
      Expenses:
         Interest                                                             1,560          1,045         882
         Other                                                                5,638          2,097       1,266
                                                                              -----          -----       -----
                 Total expense                                                7,198          3,142       2,148
                                                                              -----          -----       -----
      Income (loss) before income tax benefit and equity in undistributed
         income of subsidiaries                                                (475)        (1,262)      3,300
      Income tax benefit                                                      1,410            823         739
                                                                              -----          -----       -----
      Income (loss) before equity in undistributed income of subsidiaries       935           (439)      4,039
      Equity in undistributed income of subsidiaries                         11,217         11,174       4,888
                                                                             ------          -----       -----
                 Net income                                          $       12,152         10,735       8,927
                                                                             ======         ======       =====
(/TABLE>

                                                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                                              Notes to Consolidated Financial Statements, continued

(18) United Community Banks, Inc. (Parent Company Only)
     Financial Information, continued

                                                            Statements of Cash Flows

                                              For the Years Ended December 31, 1998, 1997 and 1996

                                                                                   1998          1997          1996
                                                                                   ----          ----          ----
                                                                                            (In Thousands)
    Cash flows from operating activities:
      Net income                                                           $     12,152           10,735        8,927
      Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
           Equity in undistributed income of the subsidiaries                  (11,217)         (11,174)       (4,888)
           Depreciation, amortization and accretion                                 387              300          203
         Change in:
           Other assets                                                           1,600          (2,567)          (33)
           Accrued interest payable                                                 574               27          (39)
           Other liabilities                                                     (1,310)            (54)         (263)
                                                                               --------         -------        ------

                 Net cash provided by (used in) operating activities              2,186          (2,733)        3,907
                                                                               --------         -------        ------
    Cash flows from investing activities:
      Purchase of premises and equipment                                        (2,173)          (1,273)            -
      Capital contributions to the subsidiaries                                 (7,899)          (5,250)       (4,275)
                                                                               --------         -------        ------

                 Net cash used in investing activities                         (10,072)          (6,523)       (4,275)
                                                                               --------         -------        ------
    Cash flows from financing activities:
      Proceeds from convertible subordinated debentures                               -               -        3,500
      Proceeds from junior subordinated debentures                               21,650               -            -
      Proceeds from notes payable                                                     -           3,400            -
      Repayments of notes payable                                               (12,722)         (1,131)        (856)
      Proceeds from exercise of stock options                                       118               -            -
      Proceeds from sale of common stock                                              -           6,477            -
      Purchase and retirement of treasury stock of pooled entity                      -               -         (408)
      Proceeds from resale of treasury stock of pooled entity                         -               6            -
      Dividends paid                                                             (1,017)           (765)        (677)
                                                                               --------         -------        ------
                 Net cash provided by financing activities                        8,029           7,987        1,559
                                                                               --------         -------        ------
                 Net change in cash                                                 143         (1,269)        1,191

    Cash at beginning of year                                                       281           1,550          359
                                                                               --------         -------       ------
    Cash at end of year                                                    $        424             281        1,550
                                                                               ========         =======       ======
(/TABLE>

                                                                    A - 53

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued

(19) Fair Value of Financial Instruments
     SFAS No. 107, "Disclosures about Fair Value of Financial
     Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value.
     The assumptions used in the estimation of the fair value of United's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of United or its Banks, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by United since purchase, origination, or issuance.

     Cash and Cash Equivalents
     -------------------------
     For cash, due from banks and federal funds sold the carrying amount is a reasonable estimate of fair value.

     Securities Held to Maturity and Securities Available for Sale
     -------------------------------------------------------------
     Fair values for investment securities are based on quoted market prices.

     Loans and Mortgage Loans Held for Sale
     --------------------------------------
     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

     Cash Surrender Value of Life Insurance
     --------------------------------------
     The carrying value of cash surrender value of life insurance is a reasonable estimate of fair value.

     Deposits
     --------
     The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Federal Funds Purchased and Repurchase Agreements
     -------------------------------------------------
     The carrying amount of federal funds purchased and repurchase agreements is a reasonable estimate of fair value.

     Federal Home Loan Bank Advances
     -------------------------------
     The fair value of United's fixed rate borrowings are estimated using discounted cash flows, based on United's current
     incremental borrowing rates for similar types of borrowing arrangements. For variable rate borrowings the carrying amount is a reasonable estimate of fair value.

     Long-Term Debt and Convertible Subordinated Debentures
     ------------------------------------------------------
     Long-term debt and convertible subordinated debentures are made using variable rates, thus, the carrying amount is a reasonable estimate of fair value.

     Trust Preferred Securities
     --------------------------
     The fair value of United's trust preferred securities are
     estimated using discounted cash flows, based on United's current incremental borrowing rates for similar types of borrowing arrangements.

     Interest Rate Swaps, Floors and Caps
     ------------------------------------
     The fair value of interest rate swaps, floors and caps is
     obtained from dealer quotes. These values represent the estimated amount United would receive to terminate the contracts or
     agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

     Commitments to Extend Credit, Standby Letters of Credit and
     Financial Guarantees Written
     ----------------------------
     Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.


                                  A - 54

             UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
         Notes to Consolidated Financial Statements, continued


(19) Fair Value of Financial Instruments, continued
     Limitations
     -----------
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the
     financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time
     United's entire holdings of a particular financial instrument.
     Because no market exists for a significant portion of United's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.
     Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     The carrying amount and estimated fair values of United's financial instruments at December 31, 1998 and 1997 are as follows
     (in thousands):

                                                                    December 31, 1998                December 31, 1997
                                                                    -----------------                -----------------
                                                                Carrying        Estimated         Carrying      Estimated
                                                                 Amount         Fair Value         Amount       Fair Value
                                                                -------         ----------        --------      ----------
      Assets:
          Cash and cash equivalents                  $            55,700          55,700           68,834         68,834
          Securities held to maturity                             57,393          59,106           69,559         70,845

          Securities available for sale                          314,394         314,394          143,894        143,894
          Mortgage loans held for sale                             8,129           8,129            3,962          3,962
          Loans, net                                             987,942         990,708          812,972        814,855
          Cash surrender value of life insurance                   8,130           8,130                -              -

     Liabilities:
          Deposits                                             1,163,124       1,164,801          977,079        981,580
          Federal funds purchased and
            repurchase agreements                                26,520          26,520           33,011         33,011
          Federal Home Loan Bank advances                        176,854         172,485           43,321         43,087
          Long-term debt and other borrowings                      1,277           1,277           14,069         14,070
          Convertible subordinated debentures                      3,500           3,500            3,500          3,500
          Trust Preferred Securities                              21,000          19,336                -              -

      Unrecognized financial instruments:
          Commitments to extend credit                           129,111         129,111          106,040        106,040
          Standby letters of credit                                8,632           8,632            2,520          2,520
          Swap agreements                                              -               -               12            156
          Floors purchased                                             -               -                3         -
          Rate cap agreements                        $               437             448                -              -
(/TABLE>

                                                                    A - 55

